Exhibit 99.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 4, 2020 AT 3 P.M. LUXEMBOURG TIME
AT THE REGISTERED OFFICE LOCATED AT 37A AVENUE J. F. KENNEDY, L-1855
LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG

Nexa Resources S.A.

37A, Avenue J. F. Kennedy
L-1855 Luxembourg, Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.489

April 30, 2020

Dear Shareholder:

You are cordially invited to attend the 2020 Annual General Meeting of Shareholders (the “Annual General Meeting”) of Nexa Resources S.A. (the “Company”) and an Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting” and together with the Annual General Meeting, the “Meetings”) to be held at 3 p.m. Luxembourg time on June 4, 2020 at the Company’s registered office located at 37A Avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg. Information concerning the matters to be considered and voted upon at the Annual General Meeting and the Extraordinary General Meeting is set out in the attached Convening Notice and Proxy Statement.

The Board of Directors has fixed the close of business (EDT) on April 28, 2020 as the record date for both the Annual General Meeting and the Extraordinary General Meeting (the “Record Date”), and only holders of record of common shares at such time will be entitled to notice of or to vote at the Meetings or any adjournment(s) or postponement(s) thereof.

If you are unable to attend the Annual General Meeting and/or the Extraordinary General Meeting or you wish to be represented, please authorize a proxy to vote your common shares in accordance with the instructions you received. This will not prevent you from voting your common shares in person if you subsequently choose to attend our Annual General Meeting or the Extraordinary General Meeting or both (subject to compliance with the procedures set forth in the Proxy Statement and the requirements under applicable law).

Please note that powers of attorney or proxy cards must be received by the tabulation agent (Computershare), no later than 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on June 1st, 2020 in order for such votes to be taken into account.

As a shareholder of the Company, it is very important that you read the accompanying materials carefully and then vote your common shares promptly.

On behalf of the Board of Directors, we thank you for your continued support.

Sincerely,

Luis Ermírio de Moraes
Chairman of the Board of Directors

Nexa Resources S.A.

37A, Avenue J. F. Kennedy
L-1855 Luxembourg,

Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.489

Convening Notice to
the Annual General Meeting of Shareholders

and

the Extraordinary General Meeting of Shareholders
to be held on June 4, 2020 at 3 p.m. Luxembourg time
at the Company’s registered office located at 37A, Avenue J. F. Kennedy, L-1855
Luxembourg, Grand Duchy of Luxembourg

Dear Shareholders,

The Board of Directors of Nexa Resources S.A. (the “Company”) is pleased to invite you to attend the 2020 Annual General Meeting of Shareholders, to be held on June 4, 2020 at 3 p.m. Luxembourg time and the Extraordinary General Meeting of Shareholders of the Company, to be held immediately thereafter, at the Company’s registered office located at 37A, Avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg with the following agendas:

Agenda of the Annual General Meeting

1.	Presentation of the reports of the Board of Directors of the Company and the reports of the statutory auditor (réviseur d’entreprises agréé) on the annual accounts and the consolidated financial statements of the Company for the financial year ended December 31, 2019.

2.	Consider and approve the Company’s annual accounts for the financial year ended December 31, 2019.

3.	Consider and approve the Company’s consolidated financial statements for the financial year ended December 31, 2019.

4.	Resolve (i) to confirm the advance on dividends decided by the Board of Directors of the Company during the financial year ended December 31, 2019 and (ii) to carry forward the remaining profit for the year ended December 31, 2019.

5.	Grant discharge (quitus) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2019 for the proper performance of their duties.

6.	Elect the members of the Board of Directors of the Company:

a)	Mr. Luis Ermírio de Moraes, as director until the 2021 annual general meeting of the shareholders;

b)	Ms. Daniella Elena Dimitrov, as director until the 2021 annual general meeting of the shareholders;

c)	Mr. Diego Cristóbal Hernandez Cabrera, as director until the 2021 annual general meeting of the shareholders;

d)	Mr. Eduardo Borges de Andrade Filho, as director until the 2021 annual general meeting of the shareholders;

e)	Mr. Edward Ruiz, as director until the 2021 annual general meeting of the shareholders;

f)	Ms. Jane Sadowsky, as director until the 2021 annual general meeting of the shareholders;

g)	Mr. Gianfranco Castagnola, as director until the 2021 annual general meeting of the shareholders;

h)	Mr. João Henrique Batista de Souza Schmidt, as director until the 2021 annual general meeting of the shareholders;

i)	Mr. Jaime Ardila, as director until the 2021 annual general meeting of the shareholders; and

j)	Mr. Ian Wilton Pearce, as director until the 2021 annual general meeting of the shareholders.

7.	Determine the 2020 overall remuneration of the members of the Board of Directors and ratify the 2019 overall remuneration of the members of the Board of Directors.

8.	Appoint PricewaterhouseCoopers, société coopérative as statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the 2021 annual general meeting of the shareholders.

Agenda of the Extraordinary General Meeting

1.	Cancellation of 881,902 treasury shares;

2.	Decision to adjust, renew and extend the scope of the authorized share capital of the Company, to authorize the board of directors to limit or cancel the preferential subscription right of existing shareholders in the context of an issuance of new shares and instruments carried out through a public offering process and to amend article 5 accordingly;

3.	Approve the amendments to article 4 of the articles of association of the Company to be read as follows:

“Article 4.-

The Company's purpose is:

1)	To carry out any trade, business or commercial activities whatsoever, including but not limited to the purchase, exchange and sale of goods and/or services to third parties;

2)	To take participations and interests, in any form whatsoever, in any commercial, industrial, financial or other, Luxembourg or foreign companies or enterprises;

3)	To acquire through participations, contributions, underwriting, purchases or options, negotiation or in any other way any securities, rights, patents and licenses and other property, rights and interest in property as the Company shall deem fit;

4)	Generally to hold, manage, develop, sell or dispose of the same, in whole or in part, for such consideration as the Company may think fit, and in particular for shares or securities of any company purchasing the same;

5)	To enter into, assist or participate in financial, commercial and other transactions;

6)	To grant to any holding company, subsidiary, or fellow subsidiary, or any other company which belong to the same group of companies as the Company (the "Affiliates") any assistance, loans, advances or guarantees (in the latter case, even in favour of a third-party lender of the Affiliates);

7)	To borrow and raise money in any manner and to secure the repayment of any money borrowed; and

8)	Generally to do all such other things as may appear to the Company to be incidental or conducive to the attainment of the above objects or any of them.

The Company can perform all commercial, technical and financial operations, connected directly or indirectly in all areas as described above in order to facilitate the accomplishment of its purpose, provided always that the Company will not enter into any transaction which would constitute a regulated activity of the financial sector without due authorisation under Luxembourg Law.”

4.	Full amendment and restatement of the articles of association of the Company.

Pursuant to article 14.17.1 of our articles of association (the “Articles”), the Annual General Meeting will validly deliberate on its agenda by a simple majority of the votes validly cast, regardless of the portion of the capital represented.

Pursuant to article 14.17.2 of our Articles, the Extraordinary General Meeting will validly deliberate on its agenda with a majority of two-thirds of the votes validly cast at a meeting in which holders of at least half of the Company’s issued share capital are present or represented. If the quorum is not reached at the first extraordinary general meeting for the purpose of resolving on the agenda thereof, a second extraordinary general meeting of shareholders may be convened with the same agenda at which no quorum requirement will apply. The resolutions concerning the agenda of the Extraordinary General Meeting will be adopted by a majority of two-thirds of the votes validly cast.

Any shareholder who holds common shares of the Company as of the close of business (EDT) on April 28, 2020 (the “Record Date”) will be admitted to the Meetings and may attend the Meetings, as applicable, in subject to compliance with the procedures set forth in the Proxy Statement and the requirements under applicable law).

Please consult the Proxy Statement which is available on the Company’s website, on EDGAR at www.sec.gov and on SEDAR at www.sedar.com as to the procedures for attending the Meetings or to be represented by way of proxy. Copies of the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2019 together with the reports of the Board of Directors and the statutory auditor and the proposed amendments to the Company’s Articles are available at https://ir.nexaresources.com/shareholdersmeeting. The Proxy Statement, Information Notice and Annual Report are available under the Company’s profile on EDGAR at www.sec.gov and SEDAR at www.sedar.com. Please note that powers of attorney or proxy cards must be received by the tabulation agent (Computershare), no later than 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on June 1st, 2020 in order for such votes to be taken into account.

We intend to hold the Annual General Meeting and the Extraordinary General Meeting in person in the Grand Duchy of Luxembourg. However, we are actively monitoring the public health and travel safety concerns relating to the coronavirus (COVID-19) outbreak and the advisories or mandates that the European Union and national and local governments may issue. In the event that we determine that it is necessary or appropriate to take additional steps regarding how we conduct these meetings, we will announce this decision in advance, and details will be posted on our website. Please check our website prior to the Annual General Meeting and the Extraordinary General Meeting if you are planning to attend in person.

Sincerely,

Luis Ermírio de Moraes

Chairman

on behalf of the Board of Directors

NEXA RESOURCES S.A.

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
JUNE 4, 2020

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Nexa Resources S.A. (the “Company”, “Nexa”, “we”, “our” or “us”) for use at the 2020 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on June 4, 2020, at 3 p.m. Luxembourg time and the Extraordinary Meeting of Shareholders to be held immediately following the Annual General Meeting (the “Extraordinary General Meeting” and together with the Annual General Meeting, the “Meetings”) at the Company’s registered office located at 37A, Avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg and any adjournment or postponement thereof. This Proxy Statement are available on our website at https://ir.nexaresources.com/shareholdersmeeting and our Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report on Form 20-F”) is available on our website at https://ir.nexaresources.com/regulatoryfilings and all of the aforementioned documents are available under the Company’s profile on EDGAR at www.sec.gov and SEDAR at www.sedar.com. Copies of the Company’s consolidated financial statements and annual accounts for the financial year ended December 31, 2019 and the proposed amendments to the Company’s Articles are available on our website at https://ir.nexaresources.com/shareholdersmeeting. The Proxy Statement will also be made available to our “street name” holders (meaning beneficial owners with their shares held through a bank, brokerage firm or other record owner) and registered shareholders as of the Record Date (as defined below) through the delivery methods described below.

This Proxy Statement, together with the Convening Notice containing the agenda and the proxy card with reply envelope, are hereinafter referred to as the “Proxy Materials.”

Status as a Foreign Private Issuer and SEC foreign Issuer

We are a “foreign private issuer” within the meaning of Rule 405 of the U.S. Securities Act of 1933, as amended, and Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are exempt from the U.S. Securities and Exchange Commission’s proxy rules under Rule 3a12-3(b) of the Exchange Act.

In accordance with applicable Canadian securities laws, as an “SEC foreign issuer” (as such term is defined in National Instrument 71-102 – Continuous Disclosure and Other Exemptions Relating to Foreign Issuers), we are exempt from certain requirements under Canadian securities laws relating to continuous disclosure obligations, proxy solicitation and certain other matters provided that we comply with appropriate requirements in the United States and our jurisdiction of incorporation, if applicable. However, recognizing that good corporate governance plays an important role in our overall success and in enhancing shareholder value, we have determined to voluntarily comply with certain best practice guidelines and to provide certain disclosures. These are discussed in further detail under the heading “Corporate Governance” below in this Proxy Statement.

How May the Annual General Meeting and Extraordinary General Meeting Materials Be Accessed?

(a)	Street name holders (beneficial shareholders)

We have elected to provide access to our Proxy Materials over the internet. Accordingly, we are mailing a notice (the “Information Notice”) on April 30, 2020 regarding internet availability of Proxy Materials to our street name holders (beneficial shareholders) of record as of close of business (EDT) on April 28, 2020 (the “Record Date”). You will have the ability to access the Proxy Materials, the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2019, the proposed amendments to the Company’s Articles and our Annual Report on Form 20-F on the websites referred to in the Information Notice (https://ir.nexaresources.com/shareholdersmeeting and https://ir.nexaresources.com/regulatoryfilings) or street name holders (beneficial shareholders) may request to receive a printed set of the Proxy Materials. The Information Notice, this Proxy Statement and Annual Report are, or will be, available under the Company’s profile on EDGAR at www.sec.gov and SEDAR at www.sedar.com. Instructions on how to access the Proxy Materials either by viewing them online or by requesting a copy may be found in the Information Notice. You will not receive a printed copy of the Proxy Materials unless you have requested one when setting up your brokerage account or request one in the manner set forth in the Information Notice. This permits us to conserve resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our Proxy Materials.

(b)	Registered shareholders

We are mailing the Proxy Materials on April 30, 2020 to all registered shareholders of our common shares as of the Record Date.

Who May Vote?

Only registered shareholders or street name holders (beneficial shareholders) of our common shares as of the Record Date will be entitled to notice of the Meetings and to vote at each of the Meetings. As of the Record Date, 133,320,513 common shares were issued and outstanding, out of which 132,438,611 common shares are entitled to one vote per common share at each Meeting. As of the Record Date, the Company holds 881,902 common shares in treasury as a result of the Company’s share repurchase program. Voting rights for the common shares held in treasury are suspended in accordance with Luxembourg law.

What Constitutes an Attendance Quorum?

No quorum is required for any ordinary resolutions to be considered at the Annual General Meeting. For any extraordinary resolutions to be considered at the Extraordinary General Meeting, at least one-half of our issued share capital as of the date of such meeting will constitute a quorum. If such quorum is not present, the Extraordinary General Meeting may be adjourned and convened at a later date in which no quorum is required, provided that certain notice procedures are fulfilled. Abstentions are not considered “votes” but the common shares with respect to which such abstentions are expressed do count as shares present for purposes of determining a quorum.

What Are Broker Non-Votes and Abstentions?

Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares and the broker is unable to vote the shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder withholds such shareholder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card.

Your broker will NOT be able to vote your shares with respect to any of the proposals or other matters considered at the Annual General Meeting or Extraordinary General Meeting, unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your shares and exercise your right as a shareholder. A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner.

With respect to all of the proposals or other matters considered at the Annual General Meeting or Extraordinary General Meeting, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to each such proposal.

Broker non-votes and abstentions are not considered votes cast and have no effect on the outcome of any of the proposals.

What Is the Process for Voting?

If you are a registered shareholder, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope. Submitting your proxy by mail will not affect your ability to attend the Meetings in-person and vote at the Meetings (subject to compliance with the procedures set forth in this Proxy Statement and the requirements under applicable law).

If your shares are held in “street name” and you are a beneficial shareholder, you will receive instructions from your bank, brokerage firm or other record owner. You must follow the instructions of the bank, brokerage firm or other record owner in order for your common shares to be voted.

The Company will retain an independent tabulator to receive and tabulate the proxies.

If you submit a proxy and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the election of each of the nominees for director and “FOR” each of the other proposals identified herein.

It is not expected that any other matters will be brought before the Annual General Meeting or the Extraordinary General Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.

What Is the Process for Revocation of Proxies?

A registered shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual General Meeting or the Extraordinary General Meeting by:

•	attending the Annual General Meeting and/or the Extraordinary General Meeting and voting in person;

•	delivering a written notice dated on or before June 1st, 2020, at 6:00 p.m. Luxembourg time, 12:00 p.m. EDT at the address given below, stating that the proxy is revoked; or

•	signing and delivering a subsequently dated proxy card prior to the vote at the Annual General Meeting and the Extraordinary General Meeting.

If you are a registered shareholder you may request a new proxy card by contacting our Investor Relation department by email at ir@nexaresources.com.

Registered shareholders should send any written notice or new proxy card by (i) regular mail to Nexa Resources S.A., c/o Computershare, PO Box 505000, Louisville, KY 40233-5000, or (ii) by courier or U.S. overnight mail to Nexa Resources S.A., c/o Computershare, 462 South 4th Street, Suite 1600, Louisville, KY 40233-5000 (Telephone: +1 800-368-5948).

Any street name holder (beneficial shareholder) may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Annual General Meeting or the Extraordinary General Meeting, by delivering a written notice dated on or before June 1st, 2020, at 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, stating that the voting instructions are revoked or changed. Your last voting instructions, prior to or at the Annual General Meeting or the Extraordinary General Meeting, are the voting instructions that will be taken into account.

Who May Attend the Annual General Meeting and the Extraordinary General Meeting?

Only holders of our common shares as of the Record Date or their legal proxy holders may attend the Meetings. All holders of our common shares planning to attend the Annual General Meeting and the Extraordinary General Meeting in person must contact our Investor Relation department, at ir@nexaresources.com by 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on June 1st, 2020 to reserve a seat. For admission, shareholders should come to the Annual General Meeting check-in area no less than 15 minutes before the Annual General Meeting is scheduled to begin. Please note that due to public health and travel safety concerns relating to the coronavirus (COVID-19) outbreak, travel restrictions may prevent you from entering into the Grand Duchy of Luxembourg. We recommend you to consult the travel guidelines from your national authority as well as our website with respect to any additional steps we may decide to take with respect to the conduct of the Meetings in the context of the COVID-19 outbreak.

•	Registered shareholders

To be admitted to the Annual General Meeting and the Extraordinary General Meeting, you will need a form of photo identification. You will be admitted to the Meetings only if we are able to verify your common shareholder status by checking your name against the list of registered common shareholders as of the Record Date.

•	Beneficial shareholders

To be admitted to the Meetings, you will need a form of photo identification. A beneficial shareholder must also bring valid proof of ownership of your common shares as of the Record Date; in order to vote at the Meetings you must bring a valid legal proxy from the holder of record.

If you hold your common shares as a beneficial holder in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date is sufficient proof of ownership to be admitted to the Meetings.

Registration will begin at 2:30 p.m. Luxembourg time and the Annual General Meeting will begin at 3 p.m. Luxembourg time. The Extraordinary General Meeting will immediately follow the adjournment of the Annual General Meeting.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Meetings.

Representatives of PricewaterhouseCoopers, société coopérative, the Company’s statutory auditor (réviseurs d’entreprises agréés), will attend the Annual General Meeting.

We intend to hold the Annual General Meeting and the Extraordinary General Meeting in person in the Grand Duchy of Luxembourg. However, we are actively monitoring the public health and travel safety concerns relating to the coronavirus (COVID-19) outbreak and the advisories or mandates that the European Union and national and local governments may issue. In the event that we determine that it is necessary or appropriate to take additional steps regarding how we conduct these meetings, we will announce this decision in advance, and details will be posted on our website. Please check our website prior to the Annual General Meeting and the Extraordinary General Meeting if you are planning to attend in person.

What Is the Process for the Solicitation of Proxies?

We will pay the cost of soliciting proxies for the Meetings. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Information Notice, and if requested, Proxy Materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

PROPOSAL WITH RESPECT TO AGENDA ITEMS NO. 1, 2 AND 3:
APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS AND ANNUAL ACCOUNTS

At the Annual General Meeting, the Board of Directors will present the management reports on the Company’s consolidated financial statements and the annual accounts for the financial year ended December 31, 2019, and the statutory auditor (réviseur d’entreprises agréé) will present its reports on the consolidated financial statements and the annual accounts for the financial year ended December 31, 2019. The management reports and the statutory auditor’s reports are available on the internet at https://ir.nexaresources.com/shareholdersmeeting.

Following such presentations, the following resolutions will be put before the Annual General Meeting for approval:

Resolved: The Annual General Meeting, after having reviewed the report of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s annual accounts for the financial year ended December 31, 2019, hereby approves the annual accounts of the Company for the financial year ended December 31, 2019 in their entirety.

Resolved: The Annual General Meeting, after having reviewed the report of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s consolidated financial statements for the financial year ended December 31, 2019, hereby approves the consolidated financial statements of the Company for the financial year ended December 31, 2019 in their entirety.

Vote Required and Board Recommendation

Approval of these proposals requires the affirmative vote of a simple majority of votes validly cast on such resolution by shareholders entitled to vote at the Annual General Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the Company’s annual accounts and consolidated financial statements for the financial year ended December 31, 2019.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 4:
APPROVAL OF ALLOCATION OF ANNUAL RESULTS

The Board of Directors proposes that the Annual General Meeting approves:

(i)	the confirmation of the advance on dividends which has been made in respect of the financial year ended December 31, 2019:

-	of an aggregate amount of USD 69,831,564.48 which was approved by the Board of Directors on February 14 and 15, 2019 as an advance on dividends distributed to each shareholder on a pro rata basis (on the basis of USD 0.525494 per share) and paid on March 28, 2019;

(ii)	to carry forward the remaining profit for the year ended December 31, 2019.

At the Annual General Meeting, the shareholders will be asked to consider the following resolution for approval:

Resolved: The Annual General Meeting hereby resolves to:

(i)	confirm the advance on dividends which has been made in respect of the financial year ended December 31, 2019 of an aggregate amount of USD 69,831,564.48 which was approved by the Board of Directors on February 14 and 15, 2019 as an advance on dividends distributed to each shareholder on a pro rata basis (on the basis of USD 0.525494 per share) and paid on March 28, 2019;

(ii)	approve to carry forward the remaining profit for the year ended December 31, 2019 as recommended by the Board of Directors of the Company.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the allocation of our annual results and the confirmation of the advance on dividends distribution.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 5:
APPROVAL OF DISCHARGE TO DIRECTORS FOR PERFORMANCE OF THEIR DUTIES

Under Luxembourg law, the shareholders are asked to vote on the discharge (quitus) of the directors with respect to the performance of their duties during the completed financial year.

At the Annual General Meeting, the shareholders will be asked to approve the following resolution with respect to the discharge of our directors who served during the year ended December 31, 2019:

Resolved: The Annual General Meeting hereby grants discharge (quitus) to the members of the Board of Directors who were in office during the financial year ended December 31, 2019 for the proper performance of their duties.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of discharge of the members of the Board of Directors.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 6:
ELECTION OF DIRECTORS

Election of Directors

Our Board of Directors currently consists of ten (10) directors. Our Articles provide that our Board of Directors will consist of no fewer than five (5) directors and no more than eleven (11) directors. Pursuant to our Articles, our directors are appointed by the general meeting of shareholders of the Company for a period not exceeding one year.

The Board of Directors has nominated the ten people listed below for election as directors of the Company, with terms of office expiring at the annual general meeting of shareholders of the Company to be held in 2021. Nine nominees are presently members of the Board of Directors.

Nominees for Election to the Company’s Board of Directors

Name	Age	Principal Residence	Position	Elected Since
Luís Ermírio de Moraes	59	São Paulo, Brazil	Chairman of the Board	August 25, 2016
Daniella Elena Dimitrov(1)	50	Toronto, Canada	Director	August 25, 2016
Diego Cristóbal Hernandez Cabrera	71	Vitacura, Chile	Director	August 25, 2016
Eduardo Borges de Andrade Filho(1)	53	São Paulo, Brazil	Director	August 25, 2016
Edward Ruiz(1)	69	New Haven, USA	Director	August 25, 2016
Jane Sadowsky(1)	58	New York, USA	Director	December 14, 2017
Gianfranco Castagnola	60	Lima, Peru	Director	-
João Henrique Batista de Souza Schmidt	41	São Paulo, Brazil	Director	October 18, 2016
Jaime Ardila	64	Florida, USA	Director	June 18, 2019
Ian Wilton Pearce	63	Oakville, Canada	Director	June 18, 2019

(1)	Independent pursuant to Rule 10A-3 under the Exchange Act (Rule 10A-3) and applicable NYSE standards, as well as National Instrument 52-110 and Section 311 of the TSX Company Manual.

Information concerning the nine nominees for reelection to the Board of Directors presently members of the Board of Directors can be found under the “Management” section of this Proxy Statement.

We present below a brief biographical description of Mr. Gianfranco Castagnola, who is not presently member of our Board of Directors:

Gianfranco Castagnola. Mr. Gianfranco Castagnola has a deep knowledge of Peru’s economy and corporate issues. He has led several mergers and acquisitions transactions and has been involved in the origination and management of five investment funds.  Mr. Gianfranco Castagnola is a partner and CEO of Apoyo Consultoría, chairman of the Board of Directors of AC Capitales SAFI, chairman of the Board of Directors of Scotiabank, member of the Board of Directors of Saga Falabella S.A. and Austral Group. Mr. Castagnola previous roles include member of the board of directors of the Central Bank of Peru, member of the Board of Directors of Nexa Resources Peru, Lima Airport Partners, Quimica Suiza, Avansys, Cementos Pacasmayo, Camposol Holding, Maple Energy, Consorcio Agua Azul and Ferrovías Central Andina. Mr. Castagnola earned his master degree in Public Policy from Harvard University and his bachelor’s degree in Economics from Universidad del Pacífico.

At the Annual General Meeting, the shareholders will be asked to approve the following resolutions:

Resolved: The Annual General Meeting hereby approves the appointment of each of the following, individually, as director of the Company for a term ending at the 2021 annual general meeting of the shareholders:

-	Mr. Luis Ermírio de Moraes;

-	Ms. Daniella Elena Dimitrov;

-	Mr. Diego Cristóbal Hernandez Cabrera;

-	Mr. Eduardo Borges de Andrade Filho;

-	Mr. Edward Ruiz;

-	Ms. Jane Sadowsky;

-	Mr. Gianfranco Castagnola;

-	Mr. João Henrique Batista de Souza Schmidt;

-	Mr. Jaime Ardila; and

-	Mr. Ian Wilton Pearce.

Vote Required and Board Recommendation

The election of each nominee for director requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Annual General Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the election of each of the ten directors named above to terms that run until the 2021 annual general meeting of shareholders.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 7:
DETERMINATION OF THE 2020 OVERALL REMUNERATION OF THE MEMBERS OF THE BOARD OF DIRECTORS AND RATIFICATION OF THE 2019 OVERALL REMUNERATION OF THE BOARD OF DIRECTORS

The members of our Board of Directors are entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending board meetings and meetings for any committee on which he or she serves. Our directors’ compensation program is based on fixed payments.

During fiscal year 2019, our directors received cash compensation in an aggregate amount of USD 1,995,333.33 for services as a member of our Board of Directors (the “Overall 2019 Directors’ Remuneration”).

The Board of Directors recommends USD 2.110.000,00 as overall directors’ remuneration for the fiscal year 2020 for services as a member of our Board of Directors (the “Overall 2020 Directors’ Remuneration”).

At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Annual General Meeting hereby approves and to the extent necessary, ratifies, the Overall 2019 Directors’ Remuneration and the Overall 2020 Directors’ Remuneration.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the ratification of the Overall 2019 Directors’ Remuneration and approval of the Overall 2020 Directors’ Remuneration.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 8:
APPROVAL OF APPOINTMENT OF STATUTORY AUDITOR

At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Annual General Meeting hereby approves the appointment of PricewaterhouseCoopers, société coopérative as approved statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the general meeting of shareholders approving the annual accounts for the financial year ending on December 31, 2020.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the appointment of PricewaterhouseCoopers, société coopérative as approved statutory auditor (réviseurs d’entreprises agréé) for the period ending at the general meeting of shareholders approving the annual accounts for the financial year ending on December 31, 2020.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 1 TO THE EXTRAORDINARY GENERAL MEETING:

CANCELLATION OF TREASURY SHARES

The Board of Directors is seeking approval by the shareholders to reduce the issued share capital by eight hundred eighty-two thousand nine hundred two United States Dollars (USD 882,902) and to cancel eight hundred eighty-two thousand nine hundred two (882,902) shares held in treasury by the Company and amend accordingly article 5.1 of the Articles of the Company.

At the Extraordinary General meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Extraordinary General Meeting hereby approves to reduce the issued share capital by eight hundred eighty-two thousand nine hundred two United States Dollars (USD 882,902) and to cancel eight hundred eighty-two thousand nine hundred two (882,902) shares held in treasury by the Company and amend accordingly article 5.1 of the articles of association of the Company.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a two-thirds majority of the votes validly cast on such resolution, where the shares represented at the meeting represent at least half of the issued share capital.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the cancellation of the treasury shares the Company.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 2 TO THE EXTRAORDINARY GENERAL MEETING:

AUTHORISED SHARE CAPITAL

The Board of Directors is seeking approval by the shareholders to adjust, renew and extend the scope of the authorized share capital of the Company, to authorize the Board of Directors to limit or cancel the preferential subscription right of existing shareholders solely in the context of an issuance of new shares and instruments carried out through a public offering process and to amend article 5 accordingly.

The current power granted to the Board of Directors to issue, within the limits of the authorised share capital set at USD 231,924,819, new Shares in one or several issues and issue bonds, preferred equity certificates, warrants, options or other instruments convertible, exchangeable or exercisable into new Shares and to issue new Shares further to the conversion or exercise of the above mentioned instruments can only be exercised by the Board of Directors (i) in the context of a public offering of Shares on a stock exchange, either regulated or not, in the European Economic Area, the United States of America or Canada, or (ii) if a public offering of Shares on a stock exchange, either regulated or not, in the European Economic Area, the United States of America or Canada already occurred, as the Board of Directors may deem fit. The Board of Directors cannot currently limit or cancel the preferential subscription right of existing shareholders other than in the context of an issuance of new shares and instruments carried out through a public offering process.

The Company wishes to increase this flexibility by deleting the restrictions set out in (i) and (ii) above while maintaining the possibility for the Board of Directors to limit or cancel the preferential subscription right of existing shareholders solely in the context of an issuance of new shares and instruments carried out through a public offering process.

The Extraordinary General Meeting is also requested to renew the above mentioned authorised share capital and the authorisation of the Board of Directors to limit or cancel preferential subscription rights solely in the context of an issuance of new shares and instruments carried out through a public offering process for a period of five years starting on the date of the Extraordinary General Meeting and ending on the fifth anniversary of the date of publication in the Luxembourg legal gazette (Recueil Electronique des Sociétés et Associations) of the minutes of the Extraordinary General Meeting in order to allow the Company to retain adequate flexibility going forward under the proposed portion of the authorised un-issued share capital that may be issued by the Board of Directors and the power of the Board of Directors to limit or cancel preferential subscription rights will continue to be limited to the issuance of new shares and instruments carried out through a public offering process.

The Extraordinary General Meeting is further requested to extend the scope of the authorised share capital and to authorise the Board of Directors to allocate existing shares or issue new shares issued under the authorised capital free of charge, to a) employees and corporate officers (including directors) of the Company and b) employees and corporate officers (including directors) of companies, of which at least 10% of the capital or voting rights is directly or indirectly held by the Company. The Board of Directors would only implement the granting of free shares if it is subject to performance criteria.

The report of the Board of Directors of the Company relating to the proposed adjustment of the Company’s authorised share capital and the authorisation to limit or cancel the preferential subscription right of existing shareholders in the context of issuances of new shares and instruments carried out through a public offering process is available on https://ir.nexaresources.com/shareholdersmeeting.

At the Extraordinary General Meeting, the shareholders will be asked to approve the following resolution:

Resolved:

(a) adjust and renew the authorised share capital of the Company to two hundred thirty-one million, nine hundred twenty-four thousand eight hundred nineteen United States Dollars (USD 231,924,819) for the un-issued share capital of the Company;

(b) authorise the Board of Directors to allocate subject to performance criteria existing shares or issue new shares within the auhorised share capital free of charge, to (i) employees and corporate officers (including directors) of the Company, (ii) employees and corporate officers (including directors) of companies of which at least 10% of the capital or voting rights is directly or indirectly held by the Company in accordance with article 5.12 of the articles of association of the Company;

(c) authorise the Board of Directors, during a period of five years starting on the date of this Extraordinary General Meeting of shareholders and ending on the fifth anniversary of the date of publication in the Luxembourg legal gazette (Recueil Electronique des Sociétés et Associations) of the minutes of the Extraordinary General Meeting, to issue additional shares in the Company within the limit of the authorised share capital;

(d) authorise the Board of Directors to limit or cancel the preferential subscription rights of existing shareholders in the event of any increase in the issued share capital up to and including the authorised share capital in the context of issuances of new shares and instruments carried out through a public offering process; and

(e) amend article 5 of the articles of association accordingly as set out in the amended version of the articles of association of the Company available on https://ir.nexaresources.com/shareholdersmeeting.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a two-thirds majority of the votes validly cast on such resolution, where the shares represented at the meeting represent at least half of the issued share capital.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the adjustment, renewal and extension of the scope of the authorized share capital of the Company, the authorization of the board of directors to limit or cancel the preferential subscription right of existing shareholders in the context of an issuance of new shares and instruments carried out through a public offering process and amendment of article 5 accordingly.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 3 TO THE EXTRAORDINARY GENERAL MEETING
AMENDMENT OF THE CORPORATE OBJECT OF THE COMPANY

The Board of Directors is seeking approval by the shareholders to amend article 4 of the Articles of the Company by modifying the order of the current paragraphs to emphasize the operational aspect.

At the Extraordinary General Meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Extraordinary General Meeting hereby approves the amendments to article 4 of the articles of association of the Company to be read as follows:

“Article 4.-

The Company's purpose is:

1)	To carry out any trade, business or commercial activities whatsoever, including but not limited to the purchase, exchange and sale of goods and/or services to third parties;

2)	To take participations and interests, in any form whatsoever, in any commercial, industrial, financial or other, Luxembourg or foreign companies or enterprises;

3)	To acquire through participations, contributions, underwriting, purchases or options, negotiation or in any other way any securities, rights, patents and licenses and other property, rights and interest in property as the Company shall deem fit;

4)	Generally to hold, manage, develop, sell or dispose of the same, in whole or in part, for such consideration as the Company may think fit, and in particular for shares or securities of any company purchasing the same;

5)	To enter into, assist or participate in financial, commercial and other transactions;

6)	To grant to any holding company, subsidiary, or fellow subsidiary, or any other company which belong to the same group of companies as the Company (the "Affiliates") any assistance, loans, advances or guarantees (in the latter case, even in favour of a third-party lender of the Affiliates);

7)	To borrow and raise money in any manner and to secure the repayment of any money borrowed; and

8)	Generally to do all such other things as may appear to the Company to be incidental or conducive to the attainment of the above objects or any of them.

The Company can perform all commercial, technical and financial operations, connected directly or indirectly in all areas as described above in order to facilitate the accomplishment of its purpose, provided always that the Company will not enter into any transaction which would constitute a regulated activity of the financial sector without due authorisation under Luxembourg Law”.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a two-thirds majority of the votes validly cast on such resolution, where the shares represented at the meeting represent at least half of the issued share capital.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the amendments to article 4 of the Articles of the Company.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 4 TO THE EXTRAORDINARY GENERAL MEETING

FULL AMENDMENT AND RESTATEMENT OF THE ARTICLE OF ASSOCIATION OF THE COMPANY

The Board of Directors is seeking approval by the shareholders to fully amend and restate the Articles of the Company to, among others, reflect the changes proposed in the above resolutions (to the extent approved by the shareholders) and to add flexibility and clarity and in general update the current articles.

At the Extraordinary General Meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Extraordinary General Meeting hereby approves the full amendment and restatement to the articles of association of the Company to be read as follows:

TITLE I - DENOMINATION, REGISTERED OFFICE, OBJECT, DURATION

1.	ARTICLE 1.-

There is hereby established a public limited liability company ("société anonyme") under the name of "Nexa Resources S.A." (the "Company") governed by the present articles of association (the "Articles") and by current Luxembourg law ("Luxembourg Law"), in particular the law of 10 August 1915 on commercial companies, as amended (the "Commercial Companies Law").

2.	ARTICLE 2.-

2.1          The Company has its registered office in the City of Luxembourg, Grand Duchy of Luxembourg.

2.2          The registered office may be transferred within the Grand Duchy of Luxembourg by decision of the board of directors of the Company (the "Board of Directors"). The Board of Directors is authorised to amend these Articles to reflect the change of registered office and to proceed to such formalities as may be required under Luxembourg Law.

2.3          The registered office of the Company may be transferred outside the Grand Duchy of Luxembourg by means of a resolution of the shareholders adopted at a general meeting of shareholders of the Company (the "General Meeting") under the conditions required by these Articles.

2.4          The Company may have offices and branches (whether or not a permanent establishment) both in Luxembourg and abroad.

2.5           In the event that the Board of Directors should determine that extraordinary political, economic or social developments have occurred or are imminent that would interfere with the normal activities of the Company at its registered office or with the ease of communication between such office and persons abroad, the registered office may be temporarily transferred abroad until the complete cessation of these extraordinary circumstances; such temporary measures shall have no effect on the nationality of the Company which, notwithstanding the temporary transfer of its registered office, will remain a Luxembourg company. Such temporary measures will be taken and notified to any interested parties by the Board of Directors.

3.	ARTICLE 3.-

The Company is established for an unlimited period of time.

4.	ARTICLE 4.-

The Company's purpose is:

1)	To carry out any trade, business or commercial activities whatsoever, including but not limited to the purchase, exchange and sale of goods and/or services to third parties;

2)	To take participations and interests, in any form whatsoever, in any commercial, industrial, financial or other, Luxembourg or foreign companies or enterprises;

3)	To acquire through participations, contributions, underwriting, purchases or options, negotiation or in any other way any securities, rights, patents and licenses and other property, rights and interest in property as the Company shall deem fit;

4)	Generally to hold, manage, develop, sell or dispose of the same, in whole or in part, for such consideration as the Company may think fit, and in particular for shares or securities of any company purchasing the same;

5)	To enter into, assist or participate in financial, commercial and other transactions;

6)	To grant to any holding company, subsidiary, or fellow subsidiary, or any other company which belong to the same group of companies as the Company (the "Affiliates") any assistance, loans, advances or guarantees (in the latter case, even in favour of a third-party lender of the Affiliates);

7)	To borrow and raise money in any manner and to secure the repayment of any money borrowed; and

8)	Generally to do all such other things as may appear to the Company to be incidental or conducive to the attainment of the above objects or any of them.

The Company can perform all commercial, technical and financial operations, connected directly or indirectly in all areas as described above in order to facilitate the accomplishment of its purpose, provided always that the Company will not enter into any transaction which would constitute a regulated activity of the financial sector without due authorisation under Luxembourg Law

TITLE II - CAPITAL, SHARES

5.	ARTICLE 5.

5.1          The subscribed share capital is set at USD 132,438,611 (one hundred thirty-two million four hundred thirty eight six hundred eleven United States Dollars) divided into 132,438,611 (one hundred thirty-two million four hundred thirty eight six hundred eleven) shares having a nominal value of USD 1 (one United States Dollar) each (the "Shares").

5.2           The Shares can only be in registered form.

5.3           The Company may, without limitation, accept equity or other contributions without issuing Shares or other securities in consideration for the contribution and may credit the contributions to one or more accounts. Decisions as to the use of any such accounts are to be taken by the Board of Directors subject to the Commercial Companies Law and these Articles. For the avoidance of doubt, any such decision may, but needs not to, allocate any amount contributed to the contributor.

5.4          The subscribed share capital and any Authorised Capital (as defined below) may be increased or reduced by a resolution of the General Meeting adopted in accordance with the conditions required for the amendment of the Articles, as further detailed in Article 13.18.2 and in accordance with Luxembourg Law.

5.5           All Shares must be fully paid up on issue by contributions in cash or in kind.

5.6          The Company may have a sole shareholder. The death or dissolution of a sole shareholder will not result in the dissolution of the Company.

5.7           In addition to its issued and subscribed share capital, the Company has also an authorised, but unissued and unsubscribed share capital set at USD 231,924,819 (two hundred thirty-one million nine hundred twenty-four thousand eight hundred nineteen United States Dollars) (the "Authorised Capital").

5.8          The Board of Directors is authorised, during a period starting on the day of the general meeting of shareholders held on 4 June 2020 and ending on the fifth anniversary of the date of publication in the Luxembourg legal gazette (Recueil Electronique des Sociétés et Associations) of the minutes of such general meeting, without prejudice to any renewals, to increase the issued share capital on one or more occasions within the limits of the Authorised Capital.

5.9          The Board of Directors is authorized to determine the conditions of any capital increase and the issuance of new Shares and the instruments to be issued in accordance with the above provisions through contributions in cash or in kind, among others, by the conversion of debt into equity, by offsetting receivables, by the incorporation of reserves, issue premiums or retained earnings, with or without the issue of new Shares, or following the issue and the exercise of subordinated or non-subordinated bonds, convertible into or repayable by or exchangeable for Shares (whether provided in the terms at issue or subsequently provided), or following the issue of bonds with warrants or other rights to subscribe for Shares attached, or through the issue of stand-alone warrants or any other instrument carrying an entitlement to, or the right to subscribe for, Shares.

5.10        The Board of Directors may approve the issuance of new Shares and, where applicable, the instruments to be issued in accordance with the provisions of Article 5 of the present Articles without reserving (i.e. by cancelling or limiting) the preferential right to subscribe for such Shares and instruments for the existing shareholders so long as such issuance of new Shares and instruments is carried out through a public offering process.

5.11        The Board of Directors is authorized to set the subscription price, with or without issue premium, the date from which the Shares or other financial instruments will carry beneficial rights and, if applicable, the duration, amortization, other rights (including early repayment), interest rates, conversion rates and exchange rates of the aforesaid financial instruments as well as all the other conditions and terms of such financial instruments including as to their subscription, issue and payment, for which the Board of Directors may decide that, if the proposed increase of capital is not entirely subscribed for, the capital shall be increased by the amount of subscriptions received.

5.12       The Board of Directors is authorized, subject to performance criteria, to allocate existing Shares or new Shares issued under the Authorized Capital free of charge, to employees and corporate officers (including directors) of the Company and of companies of which at least 10 per cent of the capital or voting rights is directly or indirectly held by the Company. The terms and conditions of such allocations are to be determined by the Board of Directors.

5.13        When the Board of Directors has implemented a complete or partial increase in capital as authorized by the foregoing provisions, Article 5 of the present Articles shall be amended to reflect that increase.

5.14        The Board of Directors is expressly authorized to delegate to any natural or legal person to organize the market in subscription rights, accept subscriptions, conversions or exchanges, receive payment for the price of Shares, bonds, subscription rights or other financial instruments, to have registered increases of capital carried out as well as the corresponding amendments to Article 5 of the present Articles and to have recorded in said Article 5 of the present Articles the amount by which the authorization to increase the capital has actually been used and, where appropriate, the amounts of any such increase that are reserved for financial instruments which may carry an entitlement to Shares. The non-subscribed portion of the Authorized Capital may be drawn on by the exercise of conversion or subscription rights already conferred by the Company.

5.15        The Company may, to the extent and under the terms permitted by Luxembourg Law, purchase its own Shares or cause them to be repurchased by its subsidiaries.

5.16        The Company shall consider the person in whose name the Shares are recorded in the register of shareholders to be the owner of those Shares.

5.17        Only if a public offering of Shares on a stock exchange, either regulated or not, in the European Economic Area, the United Kingdom, the United States of America, or Canada occurred and in case Shares are recorded in the register of shareholders on behalf of one or more persons in the name of a securities settlement system or the operator of such a system or in the name of a professional depositary of securities or any other depositary (such systems, professionals or other depositaries being referred to hereinafter as “Depositaries”) or of a sub-depositary designated by one or more Depositaries, the Company—subject to a confirmation in proper form received from the Depositary—will permit those persons to exercise the rights attaching to those Shares, including admission to and voting at General Meetings. The Board of Directors may determine the requirements which such confirmations must comply with.

5.18       Confirmations that an entry has been made in the register of shareholders will be provided to shareholders directly recorded in the register of shareholders or, in case of Depositaries or sub-depositaries recorded in the register, upon their request. Except for transfers in accordance with the rules and regulations of the relevant Depositary, the transfer of Shares shall be made by a written declaration of transfer recorded in the register of shareholders and dated and signed by the transferor and the transferee or by their duly-appointed agents. The Company may accept any other document, instrument, writing or correspondence as sufficient proof of the transfer.

TITLE III - MANAGEMENT

6.	ARTICLE 6.-

6.1           The Company shall be managed by a board of directors comprising at least five (5) members and a maximum of eleven (11) members (each a "Director" and together the "Directors"), who shall be appointed by the General Meeting in accordance with Article 13.18.1. The Board of Directors shall at all times be composed as required pursuant to applicable law, including, if applicable, the rules and regulations of any stock exchange on which part or all of the Shares of the Company are listed. In particular, at least three (3) Directors shall meet the independence and financial literacy requirements for audit committee members set forth in the listing rules of the New York Stock Exchange, Toronto Stock Exchange, or any stock exchange on which any Shares of the Company are then listed and any additional requirements under the rules and regulations of the U.S. Securities and Exchange Commission, Canadian securities laws and other applicable law, subject to any available exemptions.

6.2           The Directors, whether shareholders or not, are appointed for a period not exceeding one (1) year (renewable) by the General Meeting, which may at any time and "ad nutum" remove them.

6.3           The number of Directors and the overall remuneration of the Board of Directors are determined by the General Meeting. The Board of Directors determines the remuneration of each Director based on the total amount determined by the General Meeting.

6.4           Any Director may resign at any time by delivering his or her resignation in writing or by electronic transmission to the Chairman (as defined below) or to the Board of Directors. Such resignation shall be effective upon receipt by the Company unless it is specified therein to be effective at some later time, and the acceptance of a resignation shall not be necessary to make it effective unless such resignation specifies otherwise.

6.5           In the event that a Director appointed by the General Meeting ceases to be a Director for any reason, the remaining Directors, by a simple majority vote of the Directors present or represented, shall fill such vacancy by replacing such Director with a new Director nominated for appointment in place thereof. This Director will be in office up to the next General Meeting taking place.

6.6           Any Director may be suspended or dismissed at any time by a resolution of the General Meeting adopted at a simple majority.

7.	ARTICLE 7.-

7.1           The Board of Directors shall elect from its members a chairman (the "Chairman") and who may choose a secretary for each meeting, who need not be a director and who shall be responsible for keeping the minutes of such meeting of the Board of Directors. The Chairman will preside at all meetings of the Board of Directors. In his absence, the other members of the Board of Directors will appoint another chairman “pro tempore”, by simple majority vote of the Directors present or represented at such meeting, who will preside at the relevant meeting.

7.2           The Board of Directors is convened upon call by the Chairman or at least three (3) Directors, as often as the interest of the Company so requires, and at least once every quarter during each accounting year unless otherwise agreed in writing by the Board of Directors.

7.3           No separate notice is required for meetings held at times and places specified in a schedule previously adopted by a resolution of the Board of Directors.

7.4           Any director may act at any meeting of the Board of Directors by appointing in writing, whether in original, by mail or email, another Director as his or her proxy. A Director may represent more than one of his or her colleagues, provided that at least two (2) directors are present in person or participate by telephone conference or similar means in any meeting.

7.5           The Board of Directors can validly debate and take decisions only if at least the majority of its members is present or represented. Resolutions of the Board of Directors are only validly adopted if carried by a majority of the votes of the members of the Board of Directors present or represented. In case of a tie vote, the matter shall be deferred by the Chairman.

7.6            Directors may participate in a meeting of the Board of Directors by means of telephone conference or similar communications equipment allowing the identification of each participating Director and by means of which all persons participating in the meeting can hear and speak to each other on a continuous basis, and such participation in a meeting will constitute presence in person at the meeting, provided that all actions approved by the Directors at any such meeting will be reproduced in writing in the form of resolutions.

7.7           The deliberations of the Board of Directors shall be recorded in the minutes, which shall be signed by the Chairman and by the secretary of the meeting or a member of the Board of Directors who participated to the meeting. Any transcript of or excerpt from these minutes shall be signed by the Chairman or by the secretary of such meeting.

7.8           Resolutions in writing signed by all members of the Board of Directors will be as valid and effective as if passed at a meeting duly convened and held. The signatures of such resolutions may appear on a single document or multiple counterparts of an identical document and may be evidenced by mail, email or any similar means. Resolutions adopted in accordance with this procedure are deemed to have been taken at the registered office of the Company.

7.9           The Board of Directors shall approve the internal regulation of the Board of Directors.

8.	ARTICLE 8.-

8.1           The Board of Directors is vested with the powers to perform all acts of administration and disposition in compliance with the corporate object of the Company, with the exception of the powers reserved by Luxembourg Law or by the Articles to the General Meeting.

8.2           The Board of Directors may establish and dissolve committees including, but not limited to, an audit committee, a compensation, nominating and governance committee, a finance committee, and a sustainability committee set forth their respective duties, approve the internal regulations of those committees, elect the respective members thereof and define and approve, based on the total amount determined by the General Meeting, the remuneration of the members of such committees, including as required pursuant to applicable law (including the rules and regulations of any stock exchange applicable to the Company). Such committee members shall exercise their duties under the responsibility of the Board of Directors.

9.	ARTICLE 9.-

9.1           The Company is validly bound or represented towards third parties by:

9.1.1	the joint signature of two (2) Directors;

9.1.2	if the Board of Directors of the Company has delegated certain powers to a Management Committee (as defined in Article 10), by the joint signature of two (2) Managing Officers, but only within the limits of such delegated powers;

9.1.3	if a sole Daily Manager (as defined in Article 11.1) has been appointed, the Company will be bound by the sole signature of such Daily Manager to the extent powers have been delegated to him under Article 11.1, but only within the limits of such delegated powers;

9.1.4	if more than one Daily Manager as defined in Article 11.1 has been appointed, the Company will be bound by the joint signature of two Daily Managers, to the extent powers have been delegated to them under Article 11.1, but only within the limits of such delegated powers; or

9.1.5	the sole signature or joint signature of any other person(s) to whom such a power has been delegated in accordance with Article 11.2, but only within the limits of such delegated powers.

10.	ARTICLE 10.-

10.1         The Board of Directors may delegate its powers to conduct the management and affairs of the Company, except the general guidance of the Company's business and the acts reserved by the Commercial Companies Law to the Board of Directors, and the representation of the Company for such management and affairs to a management committee (the "Management Committee") comprising at least three (3) members and a maximum of eleven (11) members, who need not be shareholders or Directors (each a "Managing Officer").

10.2         The Managing Officers are appointed by the Board of Directors of the Company for a period not exceeding one (1) year (renewable) which may at any time and "ad nutum" remove and replace them. Their remuneration is determined by the Board of Directors.

10.3          The Board of Directors shall approve the internal regulations of the Management Committee and set forth its duties.

10.4          Without prejudice to the general management powers of the Board of Directors set forth in Article 8.1, if a Management Committee is established, such Management Committee will in particular be in charge of the following matters:

10.4.1	generally all acts or transactions involving the Company with an individual amount of up to USD 100,000,000.00 (one hundred million United States Dollars);

10.4.2	appointment and removal of the Daily Managers (as defined below); and

10.4.3	any other specific tasks that may be conferred to the Management Committee by the Board of Directors as determined in the relevant resolution of the Board of Directors to that effect or in the internal regulations of the Management Committee.

11.	ARTICLE 11.-

11.1        The day-to-day management of the business of the Company and the power to represent the Company with respect thereto may be delegated by decision of the Management Committee, if any has been established, or otherwise by decision of the Board of Directors, to one or more Directors, members of the Management Committee, officers, employees or third parties (each a "Daily Manager"), acting either alone or jointly, as determined in the relevant internal regulation. A majority of the Daily Managers shall be resident in Luxembourg. The Board of Directors or the Management Committee, if any, shall approve, by a simple majority vote of the Directors or the Managing Officers, respectively, present at such meeting the internal regulations of the Daily Managers and set forth their duties.

11.2        The Board of Directors, the Management Committee, if any, and/or the Daily Manager(s), if any, may delegate any of their powers for specific tasks to one or more ad hoc agents, Directors, Managing Officers, Daily Managers, employee or third party and may remove any such agent(s) and will determine any such agent's powers and responsibilities and remuneration (if any), and any other relevant conditions of such agent's agency.

TITLE IV - SUPERVISION

12.	ARTICLE 12.-

12.1        The Company is supervised by one or more independent auditors (réviseur(s) d'entreprises agréé(s)) (the "Statutory Auditors"), which are appointed by a General Meeting.

12.2        Their term of office must not exceed one (1) year, however, Statutory Auditors may be re-elected. In the event that an Independent Auditor is appointed without any indication of the term of his appointment, his term is deemed to be one (1) year.

12.3         A Statutory Auditor may only be removed by a General Meeting for cause in accordance with Luxembourg Law or with the Statutory Auditors' approval.

TITLE V. - GENERAL MEETING

13.	ARTICLE 13.-

13.1         The annual General Meeting shall be held in Luxembourg at the address of the registered office of the Company or at such other place as may be specified in the convening notice of the meeting within six (6) months after the end of the accounting year as set out in Article 14.

13.2         Other meetings of the shareholders of the Company may be held at such place and time as may be specified in the respective convening notices of the meeting.

13.3         Any shareholder may participate in a General Meeting by conference call, video conference or similar means of communications equipment whereby (i) the shareholders attending the meeting can be identified, (ii) all persons participating in the meeting can hear and speak to each other, (iii) the transmission of the meeting is performed on an on-going basis, and (iv) the shareholders can properly deliberate, and participating in a meeting by such means shall constitute presence in person at such meeting.

13.4         Except as otherwise required by Luxembourg Law, by the rules of the New York Stock Exchange, Toronto Stock Exchange, or any stock exchange on which any Shares of the Company are then listed and any additional requirements under the rules and regulations of the U.S. Securities and Exchange Commission, Canadian securities laws and other applicable law or by these Articles, General Meetings shall be convened by the Board of Directors with at least a thirty (30) days prior notice. The quorum provided for by Luxembourg Law shall govern the notice for, and the conduct of, the General Meetings.

13.5         The convening notices shall be sent by registered letter or, alternatively, in any manner as set forth in applicable law or in these Articles.

13.6         The convening notice may be sent to a shareholder by any other means of communication having been accepted by such shareholder. Alternative means of communication are email, fax, ordinary letter and courier services.

13.7         Only the contact details on record with the Company at least five (5) days before the issue by the Board of Directors of any notice to such shareholder shall be valid and binding on the Company. The Board of Directors shall at the registered office keep a list of the email addresses communicated by the shareholders to the Company and no third party other than the notary recording shareholder decisions shall have access to such a list.

13.8         Any shareholder may change its street address or email address or revoke its consent or deemed consent to alternative means of convening provided that its revocation or its new contact details are received by the Company no later than five (5) days before the issue of any notice. The Board of Directors is authorised to ask for confirmation of such new contact details by sending a registered letter or an email, as appropriate, to this new street address or email address. If the shareholder fails to confirm its new contact details, the Board of Directors shall be authorised to send any subsequent notice to the previous contact details.

13.9          The Board of Directors as well as the Statutory Auditors may convene a General Meeting. They shall be obliged to convene it so that it is held within a period of one month, if shareholders representing one tenth (1/10th) of the Company's share capital require it in writing, with an indication of the agenda. One or more shareholders representing at least one tenth (1/10th) of the subscribed capital may require the entry of one or more items on the agenda of any General Meeting. This request must be addressed to the Company at least ten (10) days prior to the relevant General Meeting.

13.10       The Board of Directors may fix in advance a date preceding the date of (i) any General Meeting and/or (ii) for the payment of any dividend (including, without limitation, an interim dividend) as a record date for the determination of the shareholders entitled to vote at such General Meeting and/or receive payment of any such dividend, respectively, notwithstanding any transfer of any Shares on the register of the Company after any such record date.

Notwithstanding the provisions of the foregoing paragraph of this Article 13.10, the fixing of a record date shall be in conformity with Luxembourg Law and the rules of the New York Stock Exchange, Toronto Stock Exchange, or any stock exchange on which any Shares of the Company are then listed.

13.11       Each share is entitled to one vote.

13.12       Any shareholder may in abidance with statutory rules vote in person or through a proxy. A shareholder may act at any General Meeting by appointing any other natural or legal person who need not be a shareholder as its proxy in writing whether in original, by telefax, or e-mail to which an electronic signature (which is valid under Luxembourg Law) is affixed. Such proxy shall enjoy the same rights to speak and ask questions during the General Meeting as those to which the shareholder thus represented would be entitled. All the proxies must be received by the Company no later than the day preceding the fifth (5th) Business Day before the General Meeting unless the Board of Directors fixes a shorter period. A person acting as proxy may represent more than one shareholder.

13.13       Except as otherwise required by Luxembourg Law, the rules of the New York Stock Exchange, Toronto Stock Exchange, or any stock exchange on which any Shares of the Company are then listed and any additional requirements under the rules and regulations of the U.S. Securities and Exchange Commission, Canadian securities laws and other applicable law or by these Articles, resolutions at a duly convened General Meeting will be adopted by a simple majority of those present or represented and voting.

13.14       If all the shareholders of the Company are present or represented at a General Meeting, and consider themselves as being duly convened and informed of the agenda of the meeting, the meeting may be held without prior notice.

13.15       The minutes of the General Meeting will be signed by the members of the bureau of the General Meeting and by any shareholder who wishes to do so.

13.16       However, in case decisions of the General Meeting have to be certified, copies or extracts for use in court or elsewhere must be signed by the Chairman of the Board of Directors or by the secretary of the meeting.

13.17       Each shareholder may vote through voting forms in the manner set out in the convening notice in relation to a General Meeting. The shareholders may only use voting forms provided by the Company and which contain at least the place, date and time of the meeting, the agenda of the meeting, the proposal submitted to the decision of the meeting, as well as for each proposal three boxes allowing the shareholder to vote in favour, against, or abstain from voting on each proposed resolution by ticking the appropriate box. Voting forms which show neither a vote in favor, nor against the resolution, nor an abstention, shall be void. The Company will only take into account voting forms received three (3) days prior to the General Meeting to which they relate and which comply with the requirements set out on the convening notice.

13.18       Without prejudice to any legal requirements in relation to such matters being approved by a meeting of the Board of Directors and without prejudice of any other matters that must be approved by the General Meeting according to Luxembourg Law, the General Meeting is in particular (but not limited to) vested with the rights and powers in relation to the matters set out in Articles 13.18.1 and 13.18.2.

13.18.1	Decisions by the General Meeting with regard to the following matters shall be adopted by a simple majority of the votes validly cast, regardless of the portion of the capital represented:

(a)	approval of the annual accounts and respective inventory and balance sheet of the Company;

(b)	distribution of dividends;

(c)	appointment and removal of Directors, as provided in Article 6 above;

(d)	appointment and removal of Statutory Auditor(s), as the case may be, as provided in Article 12 above; and

(e)	the appointment and dismissal of liquidators and judgment of their accounts.

13.18.2	Decisions by the General Meeting with regard to the following matters shall be adopted with a majority of two-thirds of the votes validly cast at a meeting in which holders of at least half of the Company's issued share capital are present or represented:

(a)	amendments to the Articles;

(b)	transfer of the registered office of the Company outside the Grand Duchy of Luxembourg;

(c)	capital increases other than under the Authorised Capital and capital decreases; and

(d)	the dissolution of the Company.

13.18.3	If the quorum requirement set out in the preceding paragraph is not satisfied, a second meeting may be convened, in the manner prescribed by these Articles or by the Commercial Companies Law. The second convening notice shall reproduce the agenda and indicate the date and the results of the previous notice.

13.19       Bondholders cannot attend a General Meeting. This does not preclude shareholders who are also bondholders to attend a General Meeting in their quality as shareholders of the Company.

TITLE VI - ACCOUNTING YEAR, ALLOCATION OF PROFITS

14.	ARTICLE 14.-

The accounting year of the Company shall begin on the 1st of January and shall terminate on the 31st of December of each year.

15.	ARTICLE 15.-

15.1         Each year on the 31st of December, the accounts are closed and the Board of Directors prepares an inventory including an indication of the value of the Company's assets and liabilities. Each shareholder may inspect the above inventory and balance sheet at the Company's registered office.

15.2        From the annual net profits of the Company, five per cent (5%) shall be allocated to the legal reserve. This allocation shall cease to be mandatory as soon and as long as such reserve amounts to ten per cent (10%) of the subscribed capital of the Company, as stated in Article 5 hereof or as increased or reduced from time to time as provided in Article 5 hereof.

15.3        The balance is at the disposal of the General Meeting.

15.4        Under the terms and conditions provided by the Luxembourg Law, the Board of Directors may proceed to the payment of interim dividends to the shareholder(s) which shall be paid at the places and on the dates decided by the Board of Directors with respect to Article 13.10.

15.5        The share premium, if any, may be freely distributed to the shareholder(s) according to Luxembourg Law by a resolution of the Board of Directors.

TITLE VII - DISSOLUTION, LIQUIDATION

16.	ARTICLE 16.-

The Company may be dissolved by a resolution of the General Meeting. If the Company is dissolved, the liquidation will be carried out by one or more liquidators, physical or legal persons, appointed by the General Meeting, which will specify their powers and fix their remuneration.

TITLE VIII.- GENERAL PROVISIONS

17.	ARTICLE 17.-

17.1        In these Articles:

17.1.1	a reference to:

(a)	one gender shall include each gender;

(b)	(unless the context otherwise requires) the singular shall include the plural and vice versa;

(c)	a "person" includes a reference to any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having a separate legal personality);

(d)	a statutory provision or statute includes all modifications thereto and all re-enactments (with or without modifications) thereof;

(e)	a "Business Day" shall mean any day (other than a Saturday or a Sunday) on which banks in the Grand Duchy of Luxembourg are open for the conduct of non-automated banking operations.

17.1.2	the words "include" and "including" shall be deemed to be followed by the words "without limitation" and general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class of acts, matters or things or by examples falling within the general words;

17.1.3	the headings to these Articles do not affect their interpretation or construction.

All matters not governed by these Articles are to be construed in accordance with the Commercial Companies Law, as amended”.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a two-thirds majority of the votes validly cast on such resolution, where the shares represented at the meeting represent at least half of the issued share capital.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the full amendment and restatement of the Articles of the Company.

CORPORATE GOVERNANCE

Our corporate governance model is aimed at facilitating the flow of information between our executives and other key decision-makers on our management team, specifically, our Board of Directors, advisory committees and management committee. Our corporate governance model also provides a framework for the duties of our management team, including oversight of Nexa’s performance and decision-making. Our main corporate governance activities include support for Board of Directors, board advisory committees and executive board meetings; contribution to the process of preparing the annual report on governance practices; and elaboration of governance documents and updating of best practices.

Our corporate governance model is designed to ensure that the proper corporate governance principles are consistently applied within our organization. We have adopted certain corporate governance policies and practices in line with the Corporate Governance Guidelines (or Canadian Corporate Governance Guidelines) issued by the Canadian Securities Administrators pursuant to National Policy 58-201, together with certain related disclosure requirements pursuant to National Instrument 58-101— Disclosure of Corporate Governance Practices. These include adopting board internal rules for the Board of Directors and appointing key committees that have independent representation and leadership, including an audit committee and a compensation, nominating and governance committee. The charter for the compensation, nominating and governance committee includes responsibility for reviewing and assessing the size, composition and operation of the Board of Directors to ensure effective and independent decision making, advising on potential conflicts of interest situations and developing corporate governance guidelines and principles. The disclosure set out below describes in further detail our approach to corporate governance in relation to the Canadian Corporate Governance Guidelines.

Meetings of the Board of Directors and attendance

The Board of Directors ordinarily meets in person or by other means of communication as may be required. The frequency of and agenda items for board meetings will vary depending on the state of affairs, requirements for approvals and opportunities available to Nexa and the risks and issues which Nexa faces. The agenda for meetings places priority and focuses on key issues for Nexa, which are identified by the chairman of our board. Routine business is dealt with after substantive discussions on the key issues.

Under the Board of Directors’ internal rules and our articles of incorporation, the board can validly consider any matters and make decisions provided at least a majority of the members are in attendance in person or by representation. The Board of Directors’ internal rules further provides that each member is entitled to one vote either in person or where duly represented as required by the board’s internal rules. In fiscal year 2019, our Board of Directors held eight meetings, in which the rate of attendance in person or by representation was 97.4% of the directors.

Committees of our Board of Directors

Our Board of Directors has an audit committee, a finance committee, a compensation, nominating and governance committee and a sustainability committee. Our Board of Directors may have other committees as it may determine from time to time. Each of the standing committees of our Board of Directors has the composition and responsibilities assigned to them by the meeting of the Board of Directors that created such committee and as set forth in their respective committee charters. These charters set out, among other things, the roles and responsibilities of the chair of each committee. As set forth in the respective charters of the committees, each of the committees may meet with or without the management, as the case may be, at the discretion of the committee. The charter for each of the committees of our Board of Directors is available on our website.

Audit committee

Our audit committee is a standing committee established by our Board of Directors on March 28, 2017 to assist the Board of Directors in fulfilling certain of its oversight responsibilities. The audit committee may be composed of three to five members, each appointed by our Board of Directors for a term of one year. Daniella Elena Dimitrov, Edward Ruiz and Jane Sadowsky currently serve as its members. These individuals are independent under Canadian securities regulators’ National Instrument 52-110 Audit Committees, as well as under Rule 10A-3 and applicable NYSE standards. In addition, each of them satisfies the financial literacy requirement under applicable rules. Our Board of Directors has determined that Mr. Edward Ruiz qualifies as an “audit committee financial expert.”

Our audit committee’s primary responsibilities are to assist the Board of Directors’ oversight of: (i) quality and integrity of our financial reporting and related financial disclosure; (ii) the effectiveness of our internal control over financial reporting and disclosure controls and procedures; (iii) our compliance with legal and statutory requirements as they relate to financial statements and related financial disclosures; (iv) risk management and monitoring processes; and (v) the qualifications, performance and independence of our independent auditors and performance of the internal audit function.

Nexa has established policies and procedures that require any engagement of our independent auditor for audit or non-audit services to be submitted to and pre-approved by the audit committee. In addition, our audit committee may delegate the authority to pre-approve non-audit services to one or more of its members. All non-audit services that are pre-approved pursuant to such delegated authority must be presented to the full audit committee at its first scheduled meeting following such pre-approval. Our audit committee shall pre-approve all audit and non-audit services to be provided to us by our independent auditor and also has the authority to recommend pre-approval policies and procedures to our Board of Directors and for the engagement of our independent auditor’s services.

Finance committee

Our finance committee is a standing committee established by our Board of Directors on March 28, 2017 to assist the Board of Directors in fulfilling certain of its oversight responsibilities. The finance committee may be composed of three to five members, each appointed by our Board of Directors for a term of one year. Jaime Ardila, Edward Ruiz and João Henrique Batista de Souza Schmidt currently serve as its members.

Our finance committee’s primary responsibilities are to assist the Board of Directors by monitoring and overseeing Nexa’s balance sheet and by providing recommendations on our capital management strategy and capital structure, including indebtedness, investments and returns, among others.

Compensation, nominating and governance committee

Our compensation, nominating and governance committee is a standing committee established by our Board of Directors on March 28, 2017 to assist the Board of Directors in fulfilling certain of its oversight responsibilities. The compensation, nominating and governance committee may be composed of two to five members, each appointed by our Board of Directors for a term of one year. Luís Ermírio de Moraes, Eduardo Borges de Andrade Filho and Jane Sadowsky currently serve as its members. Two of the three members of the compensation, nominating and governance committee are independent directors. External advisors with broad experience in the area have been retained to assist our compensation, nominating and governance committee in carrying out its mandate.

Our compensation, nominating and governance committee is responsible for: (1) new compensation models and changes to compensation models currently used by us, in order to guide and influence our actions; (2) the compensation of the executive board, of the members of the Board of Directors and of the members of the committees of the Board of Directors; (3) the proposal of candidates to the chair of chief executive officer, when applicable, or any serious restrictions on the candidates proposed by the chief executive officer to the other chairs of the executive board; (4) development of corporate governance guidelines and principles; (5) identification of individuals qualified to be nominated as members of the Board of Directors and suggesting nominees to fill any vacancies on the Board of Directors; (6) the structure and composition of board committees; (7) evaluation of the performance and effectiveness of the Board of Directors, the chief executive officer and each of the board’s standing committees; and (8) any related matters required by applicable laws and stock exchange rules.

Sustainability committee

Our sustainability committee is a newly created standing committee established by our Board of Directors on April 29, 2019 to assist the Board of Directors in fulfilling certain of its oversight responsibilities. The sustainability committee may be composed of at least three and no more than five members, each appointed by our Board of Directors for a term of one year. Diego Cristóbal Hernandez Cabrera, Jean Simon, Daniella Elena Dimitrov and Ian Wilton Pearce currently serve as its members.

Our sustainability committee’s primary responsibilities are to assist the Board of Directors by supporting safe and sustainable business practices in the conduct of our activities in respect of environmental, health, safety and social matters, including tailings management. The committee also assists in the oversight of the estimate and disclosure of mineral resources and reserves related to our operations and projects.

Appointment and term limits of members of our Board of Directors

In accordance with our Articles and the 1915 Law, the members of our Board of Directors are elected by a resolution of a general meeting of shareholders adopted with a simple majority of the votes validly cast, regardless of the portion of capital represented at such general meeting. Votes are cast for or against each nominee proposed for election to the board and cast votes shall not include votes attaching to shares for which the shareholder has not participated in the vote, has abstained or has returned a blank or invalid vote.

Our directors are appointed for a one-year term and may be reelected. Members of our Board of Directors may be removed at any time, with or without cause, by a resolution adopted at a general meeting of our shareholders. Under Luxembourg law, in the case of a vacancy of the office of a director appointed by the general meeting of shareholders, the remaining directors may, unless the Articles provide differently, fill the vacancy on a provisional basis. In these circumstances, the following general meeting of shareholders shall make the final appointment of the director.

Mandate for the Board of Directors

Our Board of Directors adopted board internal rules, which includes the following, among other things:

•	establish the general guidance of our business, defining its mission, strategic goals and guidelines;

•	ensure that the executive officers comply with such mission, strategic goals and guidelines;

•	approve the budget and a strategic plan which takes into account, among other things, the opportunities and risks of the business;

•	recommend the shareholders to approve mergers, spin-offs, incorporations, acquisitions, divestitures and joint venture operations related to Nexa according to our Articles;

•	deliberate and approve any acts or transactions involving Nexa which have not been formally delegated to other corporate bodies, such as transactions with an individual amount of US$100.0 million or more, including any transactions relating to investments, loans or derivative contracts;

•	promote and ensure compliance with our corporate objectives;

•	ensure the sustainable, long-term continuity of Nexa, including with regard to economic, social and environmental considerations;

•	develop our approach to corporate governance, including the creation and review, from time to time, of corporate governance principles and guidelines that are specifically applicable to us;

•	evaluate the performance of our CEO and executive officers;

•	exemplify and, together with the management committee, create a culture of integrity throughout the organization;

•	approve and monitor compliance with the following policies: (a) code of conduct; (b) disclosure policy; (c) anti-insider trading policy; (d) dividend policy; (e) compliance policy; (f) antitrust/competition policy; (g) anti-corruption policy; and (h) money laundering and terrorist financing prevention policy;

•	approve board members and executive officers’ compensation, the amount of which shall not exceed the amount determined by the general meeting;

•	ensure appropriate succession planning for our Board of Directors, CEO and executive officers;

•	deliberate and approve the terms and conditions of any compensation arrangements or proposed material amendments to any terms and conditions of existing compensation arrangements entered into between Nexa and any of our executive officers; and

•	all further tasks as required by applicable law and our Articles.

The board internal rules are available on our website.

The board has at its disposal a set of provisions and practices that promotes independence in the decision-making process of the board. In accordance with the board’s internal rules, the independent members of the board may hold separate meetings and each director has a duty to declare, prior to any board meeting, the existence of a particular reason or conflict of interest with Nexa with respect to a subject matter being discussed or considered by the board. Accordingly, such board member would be refrained from discussing and voting on a matter that could present a conflict of interest. Additionally, our board members are prohibited from holding executive positions with Nexa and/or serving on more than four boards of directors of companies that do not belong to the same conglomerate. As discussed above, our audit committee is comprised entirely of independent directors and we also have independent representation on our compensation committee.

Chairman

The chairman of our Board of Directors is not an independent director of the Company. The Board of Directors has carefully considered governance issues relating to chairman independence and believes that the chairman carries out separate responsibilities diligently and that, with the compensating practices in place, the Board of Directors operates effectively and in Nexa’s best interest.

Description of the position of Chairman

Our Board of Directors has developed a written position description for the chairman of the Board of Directors. The chairman of the board has the following responsibilities, subject to any other matters that may be set forth in our Articles or provided for under applicable law:

•	ensure the efficiency and proper performance of the Board of Directors;

•	preside over the board meetings;

•	prepare, organize, elaborate and distribute the agenda and minutes of the meetings aided by the board secretary, including all information necessary to discuss the matters on the agenda;

•	coordinate the activities of other board members;

•	ensure that all board members receive comprehensive information about the items on the board agenda in a timely manner;

•	propose the board’s annual budget to the Board of Directors;

•	propose the annual corporate calendar to the board in coordination with the Company’s CEO, which shall necessarily set forth the dates of corporate events;

•	organize the onboarding and education sessions for incoming members of the board in coordination with the Company’s CEO; and

•	periodically arrange for continuing education opportunities for all board members, so that individuals may maintain or enhance their skills and abilities as members, and ensure that their knowledge and understanding of the Company’s business remains current.

The chairman of our Board of Directors is not an independent director of the Company. The Board of Directors has carefully considered governance issues relating to chairman independence and believes that the chairman carries out separate responsibilities diligently and that, with the compensating practices in place, the Board of Directors operates effectively and in Nexa’s best interest.

Orientation and continuing education

We implemented an orientation program for new directors under which each new director meets with the chairman of our Board of Directors and our executives. New directors are provided with comprehensive orientation and education as to our business, operations and corporate governance (including the role and responsibilities of the Board of Directors and each committee).

The chairman of our Board of Directors is responsible for overseeing directors’ continuing education and ensure that it is designed to maintain or enhance the skills and abilities of our directors and to ensure that their knowledge and understanding of our business remains current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.

Our ongoing director education programs entails site visits, presentations from outside experts and consultants, discussions on ongoing governance trends and guidelines for public companies, briefings from staff and management, and reports on issues relating to our projects and operations, sustainability and social matters, competitive factors, reserves, legal issues, economic, accounting and financial disclosure, mineral and hydrocarbon education and other initiatives intended to keep the board abreast of new developments and challenges that we may face.

Evaluation of directors

Our compensation, nominating and governance committee established a framework for the implementation and administration of processes to assess the effectiveness of the board and each of its members. This includes peer reviews of each director’s performance and self-assessments, as well as full board and committee review of the board and the respective committees, by way of questionnaires, interviews and sessions with the chairman. In addition to hiring external advisors to develop and undertake this assessment, the compensation, nominating and governance committee is also responsible for overseeing the process and evaluating the results, with the objective of improving the performance of each director and the Board of Directors as a whole.

Considerations in evaluating director nominees

Our Board of Directors is responsible for nominating members for election to the board and for filling vacancies on the board that may occur between annual meetings of shareholders. The process for nominating a new director initiates with our compensation, nominating and governance committee which evaluates Nexa’s current circumstances and establishes a profile for a director candidate. Such profile is then shared with a specialized external executive search firm, who assists the compensation, nominating and governance committee in selecting candidates for interviews. Prior to the interview, the specialized external firm is responsible for a background check with former employers and colleagues of the respective candidates.

Following the interview(s), our compensation, nominating and governance committee recommends the nomination of the director candidate to our Board of Directors based upon an assessment of the independence, skills, qualifications and experience of such candidate. Specifically, the board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity.

Diversity

We value diversity of abilities, experience, perspective, education, gender, background, race and national origin. We believe that having a diverse Board of Directors can offer a breadth and depth of perspectives that enhance our performance. Recommendations concerning director nominees are based on merit and past performance as well as expected contribution to the board’s performance and, accordingly, diversity is taken into consideration. We believe that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels of our organization to ensure that we attract, retain and promote the brightest and most talented individuals. We have recruited and selected executives that represent a diversity of business understanding, personal attributes, abilities and experience.

The compensation, nominating and governance committee and our Board of Directors have the responsibility to review and assess the composition of the board and each of its committees, and to identify, evaluate and recommend potential new directors. With respect to our executive officers, the compensation, nominating and governance committee reviews candidates recommended by the chief executive officer and makes the final recommendation to the Board of Directors. In new director and executive officer appointments and ongoing evaluations of the effectives of our board and management team, each of the board’s committees and each director, the board will take into consideration diversity as one of the factors in order to maintain an appropriate mix and balance of diversity, attributes, skills, experience and background on our Board of Directors and each of its committees and the management team. Ultimately, appointments to our Board of Directors and management team are based on merit against objective criteria and with due regard to the benefits of diversity in board and management team composition and the desire to maximize the effectiveness of corporate decision-making, having regard to our best interests and strategies and objectives, including the interests of our shareholders and other stakeholders. During our selection process for board appointments, we seek to ensure that women candidates are always considered on the shortlist for nominations. Currently, two (or 20%) of our ten members of the board are women, and on a general basis, 12.8% of our overall employees are women.

Further, we established a diversity committee composed of three levels: strategic diversity committee, corporate diversity committee and local diversity committees representing each of our corporate offices and production plants. The structure, governance and scope of the diversity committee is currently under review to reposition this subject within the company. Pursuant to these committees’ guidelines, “diversity” discussions include attributes such as gender, disability, ethnicity, age and other factors. In connection with this diversity initiative, we have adopted targets for gender at companywide levels and expect to adopt targets for other diversity representation. In 2018, the diversity committee’s initiatives were honored with a second place award in the “Equal opportunities between women and men” category, promoted by the Peruvian Labor Ministry. In 2019, our gender target was to have 14.5% of women represented companywide, and we achieved 12.8% representation of women in total. For 2020, our gender target is to reach 17.0%, while for 2025 we intend to increase such target to 20% of women companywide. These targets are frequently monitored, global and locally, and action plans are implemented to achieve the proposed targets.

Compensation-setting process

Our compensation, nominating and governance committee is responsible for assisting our Board of Directors in fulfilling its governance and supervisory responsibilities, and advising our Board of Directors with respect to evaluation and monitoring of compensation models and policies performed every two years, which takes into account peer companies and the challenges and opportunities we face. The committee’s responsibilities also include administering and determining our compensation objectives and programs, reviewing and making recommendations to our Board of Directors concerning the level and type of the compensation payable, evaluating performance, implementing evaluation and improvement processes, and ensuring that policies and processes are consistent with our philosophy and the objectives of our compensation program.

Code of conduct

We work with all of our employees, as well as third parties who interact with them, to ensure they behave in a manner consistent with our values, code of conduct and the key principles of our compliance program, particularly as these relate to the environment, human rights and labor related issues, health and safety, and anti-bribery and corruption. In 2018, we updated our compliance program based on the anti-corruption, anti-money laundering, anti-terrorist financing and antitrust laws in effect in the countries where we operate. As a result of this, the code of conduct was revised and is supported by compliance-related policies and procedures that are in the process of dissemination and implementation throughout Nexa. Our directors and executives have certified that they have read and that they will comply with our code of conduct. A conduct committee is in charge of promoting the implementation of the code and supervising the application of disciplinary measures.

We have introduced several anti-corruption, anti-money laundering and antitrust initiatives, including, among other things, ethics and compliance training and an ethics hotline which enables employees and third parties to report misconduct. Information reported through our ethics hotline is investigated and following the investigation, disciplinary action may be taken, if necessary. We have not granted any implicit or explicit waivers from any provision of our code of conduct since its adoption.

Our code of conduct and main compliance-related policies are publicly available on our website at https://www.nexaresources.com. We will disclose future amendments to, or waivers of, our code of conduct on the same page of our corporate website. Information contained on our website is not incorporated by reference into this report, and you should not consider information contained on our website to be part of this report.

Foreign private issuer and controlled company exemptions

Because we are a foreign private issuer, the NYSE rules applicable to us are considerably different from those applied to U.S. companies. Accordingly, we intend to take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules for foreign private issuers. Subject to the items listed below, as a foreign private issuer we are permitted to follow home country practice in lieu of the NYSE’s corporate governance standards. Luxembourg law does not require that a majority of our board consist of independent directors or the implementation of a compensation committee or nominating and corporate governance committee. As a foreign private issuer, we must comply with four principal NYSE corporate governance rules: (i) we must satisfy the requirements of Exchange Act Rule 10A-3 relating to audit committees; (ii) our chief executive officer must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable NYSE corporate governance rules; (iii) we must provide the NYSE with annual and interim written affirmations as required under the NYSE corporate governance rules; and (iv) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.

In addition, for purposes of the NYSE rules, as VSA beneficially owns a majority of our outstanding common shares, we are a “controlled company.” “Controlled companies” under those rules are companies of which more than 50.0% of the voting power is held by an individual, a group or another company. Accordingly, we are eligible to take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules. Specifically, as a controlled company under NYSE rules, we are not required to have a majority of independent directors or a compensation, nominating and corporate governance committee composed entirely of independent directors.

As described further above, we recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices that reflect our consideration of the recommended Canadian Corporate Governance Guidelines. The following table briefly describes the significant differences between our practices and the practices of U.S. domestic issuers under NYSE corporate governance rules.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.01	A listed company must have a majority of independent directors. “Controlled companies” and “foreign private issuers” are not required to comply with this requirement.

We are a controlled company because more than a majority of our voting power for the appointment of directors is controlled by VSA. We are a foreign private issuer because we are incorporated in Luxembourg. As a controlled company and foreign private issuer, we are not required to comply with the majority of independent director requirements.

Four of our ten directors are independent. Our Board of Directors has adopted internal rules equivalent to a charter. See “Corporate Governance, management and employees—Board of directors” for a description of our board and processes our board has implemented to promote the exercise of independent judgment.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	We do not have any non-management directors.

303A.04

A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

“Controlled companies” and “foreign private issuers” are not required to comply with this requirement.

As a controlled company and foreign private issuer, we are not required to comply with the nominating/corporate governance committee requirements. However, we do have a compensation, nominating and governance committee composed of two independent directors and one non-independent director, which has adopted a committee charter.

As set for in the committee’s charter, this committee is responsible for, among other matters:

•      identifying individuals qualified to be nominated as members of the Board of Directors;

•      suggesting names to fill any vacancies on the Board of Directors;

•      developing corporate governance guidelines and principles; and

•      evaluating the performance and effectiveness of the Board of Directors, the CEO and each of committees.

See “Corporate Governance, management and employees—Board of Directors—Committees of our Board of Directors.”

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach

303A.05

A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

“Controlled companies” and “foreign private issuers” are not required to comply with this requirement.

As a controlled company and foreign private issuer, we are not required to comply with the compensation committee requirements. However, we do have a compensation, nominating and governance committee composed of two independent directors and one non-independent director, which has adopted a committee charter.

As set forth in the committee’s charter, this committee is responsible for, among other matters:

•      reviewing and proposing new compensation models and changes to current compensation models; and

•      determining compensation of executives, directors and committee members.

See “Corporate governance, management and employees—Board of Directors—Committees of our Board of Directors.”

303A.06 303A.07	A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties.

We have an audit committee composed of three members, all of whom qualify as independent under Rule 10A-3 and applicable NYSE standards. Each member of the audit committee also satisfies the financial literacy requirement under applicable standards. The audit committee has adopted a committee charter, which was duly approved by our Board of Directors.

As set forth in the committee’s charter, the committee shall assist the Board of Directors in fulfilling its oversight responsibilities with respect to:

•      quality and integrity of our financial reporting and related financial disclosure;

•      the effectiveness of our internal control over financial reporting and disclosure controls and procedures;

•      our compliance with legal and statutory requirements as they relate to financial statements and related financial disclosures;

•      our risk management and monitoring processes; and

•      the qualifications, performance and independence of our independent auditors and performance of the internal audit function.

See “Corporate governance, management and employees—Board of Directors—Committees of our Board of Directors.”

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Our Articles require shareholder approval of overall remuneration, including any equity-compensation plans of members of the Board of Directors and members of board committees.

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	We have published formal corporate governance guidelines.

303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a formal code of conduct, which applies to our directors, officers and employees. Our code of conduct has a scope that is similar, but not identical, to that required for a U.S. domestic company under the NYSE rules.

303A.12

(a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.

(b) Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A.

(c) Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

As a foreign private issuer, we are subject to (b) and (c) of these requirements, but not (a).

MANAGEMENT

Board of Directors

Our Board of Directors is responsible for the general guidance of our business and affairs, including providing guidance and strategic oversight to our executives and other members of our management team. It is also responsible for ensuring that we meet our objectives, as well as for monitoring our performance and ensuring business continuity. The Board of Directors is vested with broad powers to act on behalf of Nexa and to perform or authorize all acts of administrative or ancillary nature necessary or useful to accomplish our corporate purpose. All powers not expressly reserved by law to the shareholders fall within the competence of our Board of Directors. Our Board of Directors is comprised of a minimum of five and a maximum of eleven members and currently has ten members, of which four are independent directors and six are non-independent, as set out below. The non-independent directors are non-independent on the account of such directors either also being executive officers of Nexa, its subsidiaries or its controlling shareholder, as applicable, or having been retained to provide consulting services to Nexa.

The following table sets forth our current directors, their respective board positions and their respective date of election to the board. In 2019, two directors, Ian Wilton Pearce and Jaime Ardila, were elected to our board for the first time. Most of our current directors were first elected when our Articles provided for two-year terms for directors. Our Articles now provide that directors are appointed for terms not to exceed one year. The term of each and all of our directors expires at the next annual general meeting of shareholders in 2020.

Name	Age	Principal Residence	Position	Elected Since
Luís Ermírio de Moraes*	59	São Paulo, Brazil	Chairman of the Board	August 25, 2016
Daniella Elena Dimitrov(1)(3)	50	Toronto, Canada	Director	August 25, 2016
Diego Cristóbal Hernandez Cabrera***	71	Vitacura, Chile	Director	August 25, 2016
Eduardo Borges de Andrade Filho(1)*	53	São Paulo, Brazil	Director	August 25, 2016
Edward Ruiz(1)(2)	69	New Haven, USA	Director	August 25, 2016
Ian Wilton Pearce***	63	Toronto, Canada	Director	June 18, 2019
Jaime Ardila**	64	Miami, USA	Director	June 18, 2019
Jane Sadowsky(1)(4)	58	New York City, USA	Director	December 14, 2017
Jean Simon***	64	Quebec, Canada	Director	August 25, 2016
João Henrique Batista de Souza Schmidt**	41	São Paulo, Brazil	Director	October 18, 2016

(1)	Independent pursuant to Rule 10A-3 under the Exchange Act (Rule 10A-3) and applicable NYSE standards, as well as National Instrument 52-110 and Section 311 of the TSX Company Manual.

(2)	Edward Ruiz is a member of both the audit and finance committees.

(3)	Daniella Elena Dimitrov is a member of both audit and sustainability committees.

(4)	Jane Sadowsky is a member of both audit and compensation, nomination and governance committees.

* Member of the compensation, nomination and governance committee.

** Member of the finance committee.

*** Member of the sustainability committee.

The business address of each member of our Board of Directors is Nexa’s corporate office, which is 37A, Avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg.

We present below a brief biographical description of each member of our Board of Directors:

Luís Ermírio de Moraes. Mr. Moraes has been a member and the Chairman of our Board of Directors since 2016. He has also been a member and the Chairman of the board of directors of Nexa Brazil since 2014. Mr. Moraes has over 35 years of experience working in mining and metallurgical operations. He is currently Vice President and a member of the board of directors of VSA, which is the Portfolio Manager Board of the Votorantim Group. Mr. Moraes is Chairman of CBA, the largest integrated aluminum producer in Brazil. He is a board member of Hejoassu, which is the ownership board of Votorantim. Mr. Moraes previous roles include director of VSA since 2000. Mr. Moraes also worked as an engineer in various processes in the areas of alumina refinery, smelter and aluminum smelting, pyrometallurgical and hydrometallurgical mineral processing of nickel laterites, developing novel projects for the separation and refining of cobalt. In the early 2000s, Mr. Moraes was the shareholder responsible for the creation and development of a new Votorantim business area with investments in IT and biotechnology. Mr. Moraes received a bachelor’s degree in mineral and chemistry engineering from the Colorado School of Mines, in the state of Colorado, United States, in 1982.

Daniella Elena Dimitrov. Ms. Dimitrov has been a member of our Board of Directors since January 2018. Ms. Dimitrov has over 20 years of leadership experience in building, leading and operating businesses in mining and financial services, including as CEO, COO and CFO. She is currently a partner at Sprott Capital Partners, a division of Sprott Capital Partners LP, a merchant bank with a focus on natural resources. Ms. Dimitrov is also a director of International Petroleum Corp. and Excellon Resources Inc. Ms. Dimitrov’s previous roles include President and CEO and CFO of a multi-mine gold/copper producer; Executive Vice-Chair of an iron ore developer through its acquisition following a hostile take-over bid; COO of a Canadian national wealth management and capital markets firm; and various corporate development roles in mining and financial services. Ms. Dimitrov has been a director of various mining companies and has served as a member and chair of various board committees, including audit, technical, health and safety, compensation and governance. Ms. Dimitrov has a Global EMBA from Kellogg School of Management and Schulich School of Business and a law degree from University of Windsor. She was chosen as one of the top 100 Global Inspirational Women in Mining in 2016.

João Henrique Batista de Souza Schmidt. Mr. Schmidt has been a member of our Board of Directors since 2016. He is currently the Executive Director for Corporate Development at VSA, a position he has held since August 2014. He is the President of the Board of Directors of Votorantim Geração de Energia S.A., a position he has held since 2014 and was recently elected as President of the Board of Directors of CESP – Companhia Energética de São Paulo. He also serves as member of the Board of Directors of Citrosuco S.A. since 2014 and Nexa Brazil since 2016. Mr. Schmidt was previously a member of the board of directors of Fibria Celulose S.A. from 2014 to 2019. Prior to joining VSA, Mr. Schmidt had 15 years of experience in the financial sector. Mr. Schmidt was a Managing Director of Goldman Sachs do Brasil Banco Múltiplo S.A., where he worked from April 2010 to August 2014, and prior to that worked at Citigroup and Goldman Sachs in different capacities. Mr. Schmidt received a bachelor’s degree in Business Administration from Fundação Getulio Vargas in 2001.

Eduardo Borges de Andrade Filho. Mr. Andrade has been a member of our Board of Directors since 2016. He has also been a member of the board of directors of Nexa Brazil and CBA since 2014 and 2017, respectively. Mr. Andrade has over 20 years of experience working with large industrial conglomerates and international consulting firms on relevant issues related to strategy, corporate development, corporate finance, governance and organization. He is founder and managing director of Otinga Investimentos, a private equity firm, and Co-Chairman and Co-CEO of Turris Telecom do Brasil and Turris Telecom de Peru, two “sister companies” providing infrastructure services to telecom companies in Latin America. Between 2011 and 2014, he was corporate planning officer at VSA and served as board member of four other companies of the Votorantim Group. From 2010 to 2011, he was vice president for corporate development at Usiminas, a steel company, where he was responsible for mining and capital goods businesses, as well as strategy, business development and M&A. Prior to that, between 1997 to 2010, he was a Partner at McKinsey & Company, a consulting firm, where he took various leadership roles such as the Basic Materials Practice and the Knowledge Committee in Latin America. He started his professional career as an entrepreneur and engineer in his home state of Minas Gerais. Mr. Andrade received a bachelor’s degree in civil engineering from Fundação Mineira de Educação e Cultura in 1991 and holds a MBA from the University of Chicago in 1995.

Diego Cristóbal Hernandez Cabrera. Mr. Hernández has been a member of our Board of Directors since 2016. He has also been a member of the board of directors of Nexa Brazil since 2014. Mr. Hernández has over 44 years of experience in the mining industry. He is currently the President of the Sociedad Nacional de Minería in Chile and Advisor to the Chairman of BAL Group. He also integrates the Executive Committee of the Confederación de la Producción y del Comercio de Chile. He served as CEO of Antofagasta Minerals from August 2012, and in September 2014 was appointed CEO of Antofagasta plc, a position he held until April 2016. He was CEO of CODELCO in 2010/2012 and President of Base Metals in BHP Billiton and Chairman of Minera Escondida during 2004/2010, based in Santiago. He served as Executive Director, Non-Ferrous Metals in Vale in 2001/2004, CEO of Compañía Minera Doña Inés of Collahuasi in 1996/2001 and has held other senior positions in Anglo American and Rio Tinto. Mr. Hernandez received a civil mining engineer degree from the University of Chile and from the École Nationale Supérieure des Mines de Paris. In 2010, he received an award granted by the Copper Club of New York, and in 2013 the Chilean Institute of Engineers awarded him the “Gold Medal” for his distinguished career and important contribution to the development of engineering in Chile.

Jean Simon. Mr. Simon has been a member of our Board of Directors since 2016. He has also been a member of the board of directors of Nexa Brazil since 2014. He has over 33 years of professional experience in aluminum primary metals, bauxite and alumina and in strategy, business management, operations and R&D, labor negotiations and stakeholder management. Mr. Simon served as served as general manager of several facilities and as regional vice president and president of Primary Metal North America; then president for Rio Tinto Alcan Primary Metal, with operations in North America, Europe, Middle East and Africa. He is currently a board member of the Bank of Canada and a board member of Aluquebec, an aluminum cluster, which coordinates working groups within the Québec aluminum processing industry. Mr. Simon received a bachelor’s degree in physics engineering from Laval University in 1978 and a degree in Business Administration from the Université du Québec in 1982. He also graduated from the Directors Education Program in partnership with the Institute of Corporate Directors, the Mc Gill Executive Institute and the Rotman School of Management, University of Toronto in 2013.

Edward Ruiz. Mr. Ruiz has been a member of our Board of Directors since January 2018. Mr. Ruiz brings over 48 years of experience in public and private accounting. Mr. Ruiz currently serves on the audit committee of several publicly traded companies in Brazil, including Iochpe-Maxion SA and Arezzo & Co. He is a Certified Public Accountant since 1972 and has been responsible for audits of companies in the mining and energy sectors in Brazil and the United States. Mr. Ruiz retired from Deloitte in 2012, where he was employed since 1997 and most recently served as an audit partner and member of Deloitte’s IFRS specialist group. As head of the Capital Markets group for Deloitte, Mr. Ruiz advised companies on financial and regulatory reporting matters related to initial public offerings and secondary offerings in the Brazilian, United States and European capital markets. Prior to Deloitte, he held executive positions in internal audit at JP Morgan and PepsiCo in the United States. He started his career in public accounting with Arthur Young in 1971. Mr. Ruiz obtained his bachelor’s degree from Pace University, New York City in 1971.

Jane Sadowsky. Ms. Sadowsky has been a member of our Board of Directors since January 2018. Ms. Sadowsky has a broad and diverse range of finance and deal-related expertise and also has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure, and energy. She has a depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross border transactions. Ms. Sadowsky retired from Evercore Partners, after more than 22 years as an investment banker. Prior to Evercore Partners, she worked in Citigroup’s Investment Bank and began her investment-banking career at Donaldson, Lufkin & Jenrette. Currently, Ms. Sadowsky serves on the board and the audit committee of Yamana Gold, a publicly traded gold mining company based in Toronto, Canada, and chairs Yamana’s governance committee. She also serves as a senior advisor with responsibility for diversity and inclusion at Moelis &. Company, a U.S. publicly-traded company. Ms. Sadowsky earned her MBA from the Wharton School in 1989 and her bachelor’s degree in Political Science and International Relations from the University of Pennsylvania in 1983. She is a National Association of Corporate Directors Governance Fellow and a frequent speaker at board governance conferences throughout the United States.

Ian Wilton Pearce. Mr. Pearce has been a member of our Board of Directors since June 2019. He served as CEO at Xstrata Nickel from 2006 to 2013, after which he launched X2 Resources, a mid-tier diversified mining and metals company, serving as one of its founding partners from 2013 to 2017. Prior to these roles, Mr. Pearce was responsible for the day-to-day management of several engineering, procurement and construction projects in South Africa, Zimbabwe, Chile, Canada, the United States, and Indonesia. Mr. Pearce has over 35 years of professional experience in metallurgy and mining-related industries and an extensive background in leadership positions including COO and Senior Vice President at Falconbridge, Limited, and as Project Engineer and Project Director with Fluor Inc. and Fluor Daniel Canada Inc. Currently, Mr. Pearce serves as chair and director on one public company board and two private company boards. He also has served as advisor to the board of MineSense Technologies since 2013. Mr. Pearce earned his Diploma in Mineral Process Engineering from Technikon Witwatersrand and his bachelor’s degree from the University of Witwatersrand, both in South Africa. He also trained in general and strategic management at Wits Business School and Henley Business School. Mr. Pearce served as a member and Chair of the executive management boards at the Nickel Institute and the Mining Association of Canada, in addition to other professional affiliations.

Jaime Ardila. Mr. Ardila founded The Hawksbill Group in 2016, which provides business advisory services, including strategy, operations, public relations, communications and investment advice. Prior to that, he held several positions at General Motors Company in the U.S., Europe and South America in a career spanning 30 years. He also worked at the Planning Department and the Ministry of Industry and Trade for the Government of Colombia from 1981 to 1984 and the investment bank Rothschild from 1996 to 1998. At General Motors, Mr. Ardila served CFO of General Motors Chile; President and Managing Director of General Motors Ecuador; President of General Motors Colombia; President of General Motors Argentina; CFO for Latin America, Africa and the Middle East; President for Brazil and Mercosur; and President of General motors South America from 2010-2016. He is currently a member of the Board of Directors of Accenture and Goldman Sachs, BDC. Mr. Ardila earned his master’s degree in Economics at the London School of Economics in 1981 and his bachelor’s degree in Economics at the University of Bogota in 1977.

Share ownership

Luís Ermírio de Moraes, the chairman of our Board of Directors, directly and indirectly owns 2,379,071, or 1.78%, of our common shares. As of December 31, 2019, none of our executives officers own, beneficially or of record, any of our common shares.

EXECUTIVE OFFICERS AND MANAGEMENT COMMITTEE

Executive officers

We have global executives and management teams for our main subsidiaries. Each subsidiary team has a management structure that adheres to our corporate governance rules. Our executives currently are as follows:

Name	Age	Principal Residence	Position
Tito Botelho Martins Júnior	57	São Paulo, Brazil	President and Chief Executive Officer
Rodrigo Menck	45	São Paulo, Brazil	Senior Vice President Finance and Group Chief Financial Officer
Mauro Davi Boletta	59	São Paulo, Brazil	Senior Vice President Smelting
Leonardo Nunes Coelho	43	Lima, Peru	Senior Vice President Mining
Valdecir Aparecido Botassini	59	São Paulo, Brazil	Senior Vice President Project Development & Execution
Jones Aparecido Belther	52	São Paulo, Brazil	Senior Vice President Mineral Exploration & Technology
Felipe Baldassari Guardiano	57	São Paulo, Brazil	Vice President Sustainability, Strategic Planning & Corporate Affairs
Gustavo Cicilini	44	São Paulo, Brazil	Vice President Human Resources
Ricardo Moraes Galvão Porto	46	Lima, Peru	Senior Vice President Commercial & Supply Chain

The business address of our executives is Avenida Engenheiro Luís Carlos Berrini, n° 105, 6th floor, São Paulo, State of São Paulo, Brazil.A brief biographical description of each of our executives is presented below:

Tito Botelho Martins Júnior. Mr. Martins has been our Chief Executive Officer since 2012. Mr. Martins has more than 30 years of experience in the metals and mining industry, and extensive board experience in different countries. Currently he serves on the board of CBA, as well as Nexa Peru and Nexa Resources Atacocha S.A.A., which are both listed in the Peruvian Stock Exchange. In 2014 and 2015, he was Chairman of the Board of the Brazilian Aluminum Association (ABAL). Prior to joining the Company, Mr. Martins was Executive Director for Base Metals at Vale S.A., a leading Brazilian mining company, from 2006 to 2012. During this period, he also served as board member of Norsk Hydro, an aluminum producer listed in Norway. He was also a member of the Brazilian Mining Institute. From 2003 to 2006, Mr. Martins was the CEO of Caemi S.A., a Brazilian diversified mining company listed on the São Paulo Stock Exchange. Earlier in his career, he worked for Vale S.A, from 1985 to 2003, where he held several positions in the finance and corporate areas. He graduated with a degree in Economics in 1984 from Universidade Federal de Minas Gerais in Brazil and has an MBA in 1984 from the Instituto de Pesquisa Economica e Administrativa of Universidade Federal do Rio de Janeiro, Brazil. In May 2017, the newspaper Valor Economico recognized Mr. Martins as the Valor Executive of the mining and metallurgy sector.

Rodrigo Menck. Mr. Menck has been our Senior Vice President Finance and Group Chief Financial Officer since March 2019. Mr. Menck has more than 20 years of experience in treasury, structured finance and capital markets. He joined the Company in 2016 as Head of Treasury & Investor Relations. He was also directly involved in the Company’ initial public offering in 2017 as well as the Company’ first debt issuance in May 2017. Prior to joining the Company, Mr. Menck held positions at BankBoston Corp., Itau Unibanco Holding S.A., WestLB A.G., Citibank and BNP Paribas S.A. He also worked at Braskem S.A. as a Structured Finance Manager and Finance and Shared Services Director and at Construtora Norberto Odebrecht S.A., as Head of Risk, Investments & Structured Finance (Latin America). Mr. Menck holds a degree in Business Administration and an MBA from the University of São Paulo, Brazil.

Mauro Davi Boletta. Mr. Boletta has been our Senior Vice President Smelting since 2016. Mr. Boletta has over 30 years of experience with operations. He joined Votorantim Metais S.A. in 1986, having served in several production areas. Between 2010 and 2011, he was responsible for the design review of an aluminum smelter in Trinidad and Tobago. Mr. Boletta graduated with a degree in electrical engineering from the Federal University of Itajubá, UNIFEI in 1985 and holds an MBA from FGV.

Leonardo Nunes Coelho. Mr. Coelho has been our Senior Vice President Mining since 2017. Mr. Coelho has over 17 years of experience managing mining operations with focus at gold and zinc. Prior to joining us, Mr. Coelho worked for Anglo Gold Ashanti Ltd. for 15 years, where he initiated his career as a Trainee. In Anglo Gold Ashanti Ltd., Mr. Coelho has led mining operations and the expansion of mining projects and served as General Manager of the Cuiabá and Lamego complexes as his last position at this company. Mr. Coelho graduated with a degree in Mine Engineering in 2001 from the Federal University of the State of Minas Gerais (UFMG), and has obtained graduate degrees from the Kellogg Graduate School of Management in 2015 in the United States, the Dom Cabral Foundation in 2009 in Brazil and the University of Cape Town in 2005 in South Africa as well as a qualification at INSEAD in digital transformation in 2018.

Valdecir Aparecido Botassini. Mr. Botassini has been our Senior Vice President Project Development & Execution since 2016. He joined Nexa Brazil (formerly Votorantim Metais S.A.) in 1985. Mr. Botassini held several leadership positions between 1985 and 2016, serving as General Manager of Mining and Metallurgy Operations, Nickel Business Director, Zinc Business Director and Polymetallic Operations Director. Mr. Botassini graduated with a degree in mechanical engineering from Universidade Presbiteriana Mackenzie in Brazil and holds a specialization certificate in Process Engineering from the Escola Politécnica of the University of São Paulo, USP. He also attended the STC program at the Dom Cabral Foundation in Brazil, in partnership with the Kellogg School of Management in the United States.

Jones Aparecido Belther. Mr. Belther has been our Senior Vice President Mineral Exploration & Technology since 2014. He has over 28 years of experience in the area. He held the same position at Votorantim Metais S.A. between 2004 and 2014. Prior to joining us, he was country manager at Vale in Peru between 2002 and 2004. He has worked in Brazil and abroad in companies such as Rio Tinto Brasil, Golden Star Resources, in Suriname, Phelps Dodge in Brazil and Chile, Vale in Brazil and Peru, and other companies. Mr. Belther graduated with a degree in Geology in 1991 from the São Paulo State University, UNESP, in Brazil, where he also obtained a Master’s degree in 2000 in Mineral Exploration.

Felipe Baldassari Guardiano. Mr. Guardiano has been our Vice President Sustainability & Strategic Planning since 2014 and has also been our Vice President for Corporate Affairs since 2019. Prior to that, he served as Director of Performance Management at Votorantim Metais S.A. between 2012 and 2014. He is responsible for developing and implementing company policies for sustainability and coordinating the elaboration and implementation of the company strategic plan. In addition, he is responsible for establishing targets for performance improvement at all operations and corporate divisions through the development and implementation of the Votorantim Performance Management System. In 2012, before joining Votorantim Metais S.A., he worked at Vale for seven years as Director of Performance Management and, later, as a Director of Pellet Plants. Prior to Vale, he worked as a consultant, serving as an engagement manager associate at McKinsey & Co. for approximately five years. Prior to 1999, he lived in the United States for 12 years, where he worked as a Geostatistician and Reserve Specialist for Mineral Resources Development Inc., or MRDI. While at MRDI, he provided advisory expertise on mines in the United States, Canada, Africa, Brazil, Australia, Chile and other countries. Mr. Guardiano graduated in Mining Engineering from the Ouro Preto School of Mines (Minas Gerais, Brazil), and holds a Master’s degree in Mining Engineering from the Montana College of Mineral Sciences and Technology (Butte, Montana, United States), as well as executive education program certificates from the Massachusetts Institute of Technology (Boston, Massachusetts, United States), and the IMD (Lausanne, Switzerland).

Gustavo Cicilini. Mr. Cicilini became Vice President Human Resources in 2019. Mr. Cicilini joined the Company in 2018 as senior Human Resources manager for attraction, development and culture and has been responsible for leading a culture transformation program. He has 20 years of professional experience in various business sectors, including telecommunication, food and beverage, mobility solutions, industrial technology, consumer goods, energy and building technology. He has previously worked in companies including Algar Telecom, AmBev and Robert Bosch and been located throughout Latin America, including in Peru, Colombia, Ecuador, Venezuela, Panama and Costa Rica. Mr. Cicilini previously worked as Regional Corporate Human Resources Project Manager and has been responsible for change management and innovation, business intelligence and cross-selling functions. He holds a degree in Psychology and an MBA in Business Administration.

Ricardo Moraes Galvão Porto. Mr. Porto has been our Senior Vice President Commercial and Supply Chain since July 2018. His previous position was as Vice President Commercial and Supply Chain at Nexa Resources, a position he held since 2014. Mr. Porto has also been Chief Executive Officer at Nexa Peru since November 2017. Mr. Porto held a management position at Votorantim Metais S.A. between 2013 and 2014. Mr. Porto began its career as commercial manager at Esso do Brasil, an Exxon Mobil affiliate. Prior to joining Votorantim Metais S.A., from 2004 until 2012, Mr. Porto worked in several senior management positions as supply chain executive at Vale S.A., reaching the position of officer Procurement Director. After, served as Executive Officer at the Bravante Group, an oil & gas company. Mr. Porto graduated with a degree in chemical engineering from the Federal University of Rio de Janeiro, UFRJ, and holds an Executive MBA from Fundação Dom Cabral. He has also obtained executive education program certificates from the Massachusetts Institute of Technology, and Kellogg Graduate School of Management in the United States and the IMD in Switzerland.

Evaluation of executive officers

On an annual basis, the performance of our executive officers is evaluated by the chief executive officer, the compensation, nomination and governance committee and ultimately, the Board of Directors. We strive to create a strong ethical and high performance culture, as well work to ensure an appropriate succession plan that ensures the continuity of our business. In addition to future business needs, we consider the core skills, experience and diversity necessary to carry out our strategy.

Each year, our chief executive officer presents to the Board of Directors a report on potential successors to his position, which considers the ability of succession candidates to succeed the chief executive officer in an emergency, on an interim or permanent basis, as well as critical experiences and other attributes required in order for each candidate to enhance his or her readiness for succession. Our Board of Directors discusses potential successors with the chief executive officers, as well as potential successors to each member of the management team.

Position descriptions

Our Board of Directors has developed position descriptions for each of the chief executive officer and chief financial officer, which are discussed below.

Chief executive officer

Our Board of Directors believes that our chief executive officer must have experience in, among other things: leading businesses of a similar complexity and scale; carrying out growth and value creation mandates; participating in mergers and acquisitions; articulating and executing long-term corporate strategies; and facilitating development within high-achieving organizations. In addition, our Board of Directors expects our chief executive officer to have knowledge of the mining and metals industry, international experience and an extensive global network. According to our Board of Directors, our chief executive officer should possess the following attributes, among others: a hands-on approach to the business; an alignment with our values; resiliency and credibility; a good reputation within the market; and the ability to communicate with and influence stakeholders.

Chief financial officer

Our Board of Directors believes that our chief financial officer must have experience in, among other things: leading accounting, controllership, financial planning and analysis, investor relations, treasury matters, mergers and acquisitions and risk management activities; formulating a company’s plan and direction for the future; developing financial, operational and tax-related strategies; managing transactions; overseeing internal controls in compliance with applicable laws and regulations; and implementing all financial-related activities within a company. In addition, our Board of Directors expects our chief financial officer to have public company experience, strong analytical and business valuation skills, knowledge of national securities exchanges, such as the NYSE and TSX, international experience and an extensive global network. According to our Board of Directors, our chief financial officer should possess the following attributes, among others: a hands-on approach to the business; an alignment with our values; resiliency and credibility; a good reputation in the market; and the ability to communicate with and influence stakeholders.

Management committee

In accordance with our Articles, the Board of Directors may delegate its powers to conduct our management and affairs, as well as its representation of us with respect to such matters, to a management committee. The management committee consists of at least three, and a maximum of seven, members. The members are not required to be shareholders or directors of the Company. The Board of Directors may not delegate its powers related to general guidance of our business or acts reserved to the Board of Directors pursuant to the 1915 Law.

The following table sets forth the members of our management committee, and their respective positions as of December 31, 2019. The term of the members of our management committee expires on the day of the first board meeting held after the 2020 general shareholders’ meeting.

Name	Age	Principal Residence	Position
Tito Botelho Martins Júnior	57	São Paulo, Brazil	Chief Executive Officer
Rodrigo Menck	45	São Paulo, Brazil	Senior Vice President Finance and Group Chief Financial Officer
Mauro Davi Boletta	59	São Paulo, Brazil	Senior Vice President Smelting
Leonardo Nunes Coelho	43	Lima, Peru	Senior Vice President Mining
Valdecir Aparecido Botassini	59	São Paulo, Brazil	Senior Vice President Project Development & Execution
Jones Aparecido Belther	52	São Paulo, Brazil	Senior Vice President Mineral Exploration & Technology
Ricardo Moraes Galvão Porto	46	Lima, Peru	Senior Vice President Commercial & Supply Chain

Conduct Committee

Our conduct committee is a committee reporting to our management committee and created on January 1, 2014. Its internal rules were revised and updated on December 2, 2019.

The conduct committee may be composed of at least seven members, such members being necessarily the Chief Executive Officer, the Senior Vice President Finance and Group Chief Financial Officer, the Head of Internal Audit, the Group General Counsel, the Head of Compliance and two representatives of the Ethics Line program, a confidential reporting system available to internal and external parties designed to allow anonymous reporting of violations or our Code of Conduct, policies and internal procedures or applicable laws.

Our conduct committee’s primary responsibilities are to assist the management committee in enforcing the code of conduct, reviewing any claims raised through the Ethics Line program, and identifying claims that should be rated as critical. The conduct committee also assists our audit committee by ensuring that any claim filed through the Ethics Line program and rated as critical is properly elevated to the audit committee for further review.

Family relationships among executives

Our executives do not have any family relationships among themselves or with any other of our employees.

SHAREHOLDER COMMUNICATIONS

Shareholders may contact any of the Company’s directors, including the Chairman, the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them as follows:

Nexa Resources S.A.
37A, Avenue J. F. Kennedy
L-1855 Luxembourg, Grand-Duchy of Luxembourg
Attn: Legal Department

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Corporate Secretary and will be handled in accordance with the procedures established by the audit committee with respect to such matters.

PROPOSALS OF SHAREHOLDERS

Shareholders who together hold at least ten percent (10%) of the share capital and intend to have an item added to the agenda of the 2020 Annual General Meeting of Shareholders must comply with the requirements contained in article 14.5 of our Articles. We reserve the right (subject to Luxembourg law) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

WHERE YOU CAN FIND MORE INFORMATION

Nexa files annual and special reports and other information with the SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (+1) 202 551-6551 for further information on the public reference room.

Nexa’s SEC and Canadian securities filings are also available to the public on the SEC’s internet website at www.sec.gov and on Canadian securities regulatory authorities’ internet website at www.sedar.com. In addition, Nexa’s SEC filings are also available to the public on Nexa’s website, https://ir.nexaresources.com/regulatoryfilings. Information contained on Nexa’s website is not incorporated by reference into this document, and you should not consider information contained on that website as part of this document.

Important Notice Regarding the Availability of Proxy Materials for the
Shareholders’ Meetings to be Held on June 4, 2020

Information is now available regarding the 2020 Annual General Meeting of Shareholders and Extraordinary General Meeting of the Shareholders (the “Meetings”) at https://ir.nexaresources.com/shareholdersmeeting.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO
VOTE BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

With respect to all of the proposals and matters considered at the Annual General Meeting and the Extraordinary General Meeting, common shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder.

If you wish to attend the Annual General Meeting or Extraordinary General Meeting in person, you must reserve your seat by 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on June 1st, 2020 by contacting our Investor Relations department at ir@nexaresources.com. Additional details regarding requirements for admission to the Annual General Meeting and the Extraordinary General Meeting are described in the Proxy Statement under the heading “Who May Attend the Annual General Meeting?”.

If you are a holder of record of our common shares as of the Record Date, you will be admitted to the meeting upon presenting a form of photo identification. If you own common shares beneficially through a bank, broker or otherwise, you will be admitted to the Meetings upon presenting a form of photo identification and proof of share ownership as of the Record Date; in order to vote at the Meetings you must bring a valid proxy signed by the record holder. A recent brokerage statement reflecting your ownership as at the close of business (EDT) on April 28, 2020 (the “Record Date”) or a letter from a bank or broker confirming your ownership as at the Record Date are examples of proof of share ownership for purposes of admission to the Annual General Meeting and the Extraordinary General Meeting. If you are a holder of common shares you will be entitled to vote at the Annual General Meeting and the Extraordinary General Meeting or any adjournment or postponement thereof.

Regardless of whether or not you plan to attend the Annual General Meeting or the Extraordinary General Meeting, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the Annual General Meeting and the Extraordinary General Meeting. Any shareholder that decides to attend the Annual General Meeting or the Extraordinary General Meeting in person may, if so desired, revoke the prior proxy by voting such person’s common shares at the Annual General Meeting as further described in the Proxy Statement under the heading “What Is the Process for Revocation of Proxies?”.

Luxembourg
April 30, 2020